SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TiGenix

(Name of Subject Company)

TiGenix

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”) American Depositary Shares (“ADSs”), each representing 20 Shares (Title of Class of Securities)

ISIN BE0003864817 (Shares) CUSIP 88675R109 (ADSs)

(CUSIP Number of Class of Securities)

An Moonen General Counsel Romeinse straat 12, box 2 3001 Leuven, Belgium +32 16 39 7937

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michael J. Willisch Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid, Spain +34-91-768-9610	Daniel Brass Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017, United States +1-212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is TiGenix, a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law (the “Company” or “TiGenix”). The address of the principal executive offices of the Company is Romeinse straat 12, box 2, 3001 Leuven, Belgium, and the telephone number of the principal executive offices of the Company is +32 (16) 39 60 60.

(b) Securities.

The titles of the classes of equity securities to which this Statement relates are (i) the ordinary shares with no nominal value of the Company (collectively the “Shares” and each a “Share”) and (ii) the American Depositary Shares of the Company, issued by Deutsche Bank Trust Company Americas acting as depositary, each representing 20 Shares, of the Company (collectively the “ADSs” and each an “ADS”).

As of the close of business on April 26, 2018, the most recent practicable date before the publication of this Statement, the Company had 296,067,856 Shares issued, of which (i) 21,887,540 were represented by 1,094,377 issued and outstanding ADSs and (ii) none were held by the Company or its subsidiaries.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in “Item 1. Subject Company Information—(a) Name and Address”.

(b) Tender Offer.

This Statement relates to a tender offer by Takeda Pharmaceutical Company Limited, a company incorporated under the laws of Japan (the “Offeror” or “Takeda”), to purchase (i) up to 100% of the issued and outstanding Shares that are held by “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the United States (“U.S.”) Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such holders collectively, “U.S. Holders” and each a “U.S. Holder”)), that are not yet owned by the Offeror and its affiliates, and (ii) up to 100% of the outstanding ADSs from all holders, wherever located, that are not yet owned by the Offeror and its affiliates, for €1.78 per Share (the “Price Per Share”), and €35.60 per ADS (the “Price Per ADS” and, together with the Price Per Share, the “Offer Price”), payable in the equivalent amount of U.S. dollars for each outstanding ADS determined in the manner described in “Section 2. Acceptance for Payment and Payment for Ordinary Shares and ADSs” of the U.S. Offer to Purchase (as defined below), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated April 30, 2018 (as amended or supplemented from time to time, the “U.S. Offer to Purchase”), and in the related Share Acceptance Letter (the “Share Acceptance Letter”), the ADS Letter of Transmittal (the “ADS Letter of Transmittal”) and the Share Withdrawal Letter (the “Share Withdrawal Letter” and together with the U.S. Offer to Purchase, the Share Acceptance Letter and the ADS Letter of Transmittal, each as may be amended or supplemented from time to time, collectively, the “U.S. Offer”), as applicable, contained in the Tender Offer Statement on Schedule TO, dated April 30, 2018 (as amended or supplemented from time to time, the “Schedule TO”) filed by the Offeror with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018. The U.S. Offer to Purchase, the Share Acceptance Letter, the ADS Letter of Transmittal and the Share Withdrawal Letter are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D) to this Statement, respectively, and are incorporated herein by reference. The information set forth in this Item 2(b) is based on information contained in the Schedule TO and does not purport to be a complete summary of the information contained therein.

Simultaneously with the U.S. Offer, the Offeror is making an offer in accordance with the laws of Belgium to purchase (i) up to 100% of the issued and outstanding Shares from all holders of Shares, wherever located, subject to certain restrictions and (ii) up to 100% of the issued and outstanding warrants of the Company to subscribe for Shares (the “Warrants” and together with the Shares and the ADSs, the “Securities”) from all holders of Warrants, wherever located, subject to certain restrictions (the “Belgian Offer” and, together with the U.S. Offer, the “Offers”), for an equivalent price and on substantially the same terms as the Shares offered to be purchased pursuant to the U.S. Offer, except as further described herein. To determine the price for the Warrants, the Offeror used the Black & Scholes model, which is considered as a generally accepted valuation method for warrants used in Belgian public takeover bids. The U.S. Offer is open to all holders of ADSs, wherever located, including Belgian-resident holders, and to all holders of Shares who are U.S. Holders. Holders of Shares who are not U.S. Holders and holders of Warrants, wherever located, may tender their Shares and Warrants only into the Belgian Offer.

The Offers are being made in connection with, and subject to the terms and conditions of, the Offer and Support Agreement, dated as of January 5, 2018, by and among the Offeror and the Company (as such agreement may be amended from time to time, the “Offer and Support Agreement”). The Offer and Support Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated by reference herein. The Offer and Support Agreement is summarized in “Section 14. Summary of the Transaction Agreement and Related Agreements” of the U.S. Offer to Purchase.

The commencement of the Offers was not subject to any conditions precedent other than receipt of the approval of the Offeror’s tender offer memorandum (the “Belgian Prospectus”) and the Company’s response memorandum (memorie van antwoord / mémoire en réponse) by the Belgian Financial Services and Markets Authority, both of which were received on April 24, 2018. Notwithstanding any other provision of the U.S. Offer to Purchase, the Offeror is not required to accept for payment or pay for any tendered Shares or ADSs, unless the following conditions have been satisfied (or waived by the Offeror) (the “Conditions”):

(i) there shall have been validly tendered in accordance with the Offers, and not withdrawn, into the Offers, in aggregate, a number of Securities that, together with all Securities owned by the Offeror and its affiliates, represents or gives access to 85% or more of the voting rights represented or given access to by all of the outstanding Securities on a fully diluted basis as of the end of the Initial Acceptance Period (the “Minimum Acceptance Condition”); and

(ii) the absence of a Material Adverse Effect (as defined in the Offer and Support Agreement) occurring at any time after January 5, 2018 and prior to the time the results of the Initial Acceptance Period (as defined below) are published (which shall be within five (5) Business Days following the Initial Expiration Date, as defined below).

Under the terms of the Offer and Support Agreement, consummation of the Offers was also subject to the Company’s product Cx601 receiving marketing authorization in the E.U. from the European Commission, which was obtained from the European Commission on March 23, 2018 and, as a result, such Condition has been satisfied. Additionally, under the terms of the Offer and Support Agreement, consummation of the Offers was subject to the receipt of U.S. antitrust clearance under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (the “HSR Act”). The applicable waiting period under the HSR Act expired at 11:59 p.m., New York City time, on February 23, 2018 and, as a result, such Condition has been satisfied (see “Item 8. Additional Information—(a) Regulatory Approvals”).

The U.S. Offer will expire at 10:00 a.m., New York City time, on the Initial Expiration Date. The term “Initial Expiration Date” means May 31, 2018, unless the expiration of the U.S. Offer is extended to a subsequent date in accordance with U.S. and Belgian law, in which case the term “Initial Expiration Date” means the latest date to which the U.S. Offer is extended (the period of time from commencement through the Initial Expiration Date, the “Initial Acceptance Period”). U.S. Holders of Shares and holders of ADSs, wherever located, tendering their securities during the Initial Acceptance Period will have withdrawal rights during the Initial Acceptance Period with respect to such tendered securities. The Belgian Offer is currently scheduled to expire on May 31, 2018. If the Belgian Offer is extended in accordance with Belgian law, the Offeror currently intends to extend the U.S. Offer so that it will expire on the same day as, and simultaneous with, the Belgian Offer. In addition, if the U.S. Offer is extended in accordance with U.S. law, the Offeror currently intends to extend the Belgian Offer so that it will expire on the same day as, and simultaneous with, the U.S. Offer.

The results of the Initial Acceptance Period, and the Offeror’s decision to terminate the Offers due to an unwaived failure of a Condition, if applicable, will be published within five (5) Business Days following the Initial Expiration Date. The results of the Initial Acceptance Period will be published in one or more national Belgian and U.S. newspapers and will be published via press release in the U.S. and Belgium. This notice will also include a statement whether the Conditions have been satisfied or waived, the number of Securities that the Offeror will hold following acceptance of the Securities tendered into the Offers during the Initial Acceptance Period and the commencement date and time of the Second Acceptance Period (as defined below) and its duration. The publication with the results of the Initial Acceptance Period is subject to the Belgian Financial Services and Markets Authority’s (the “FSMA”) prior approval.

Following the Initial Acceptance Period, unless the Offers have been terminated, one or more subsequent offering periods will be provided, each as described further below (each a “Subsequent Offering Period”).

If all of the Conditions are satisfied or waived, the Offeror is contractually required under the Offer and Support Agreement to provide for a Subsequent Offering Period of at least ten (10) Business Days, during which U.S. Holders of Shares and holders of ADSs, wherever located, in each case not previously tendered into the U.S. Offer prior to the expiration of the Initial Acceptance Period, may tender their Shares and ADSs into the U.S. Offer (the “Second Acceptance Period”). “Business Day” shall mean any day on which the Belgian banks and the banks of the State of New York are open to the public, except Saturdays and Sundays, and otherwise as defined pursuant to Exchange Act Rule 14d-1(g)(3). With respect to the U.S. Offer, the Second Acceptance Period will commence immediately following the publication of the results of the Initial Acceptance Period. With respect to the Belgian Offer, the Second Acceptance Period will commence on the tenth (10th) Business Day following the publication of the results of the Initial Acceptance Period. The Second Acceptance Period, if applicable, would not be an extension of the U.S. Offer pursuant to this U.S. Offer to Purchase.

The Second Acceptance Period will be applicable to each of the U.S. Offer and the Belgian Offer and the expiration date of the Second Acceptance Period will be the same for each of the U.S. Offer and the Belgian Offer. U.S. Holders of Shares and holders of ADSs, wherever located, tendering their securities during the Second Acceptance Period will have withdrawal rights during the Second Acceptance Period with respect to such tendered securities. The Offeror is required to pay for Shares and ADSs that are validly tendered and not withdrawn during the Second Acceptance Period within ten (10) Business Days following the publication of the results of the Second Acceptance Period (which publication shall occur within five (5) Business Days following the expiration of the Second Acceptance Period). The publication with the results of the Second Acceptance Period is subject to the FSMA’s prior approval.

If, following the expiration of the Initial Acceptance Period or following the expiration of the Second Acceptance Period, the Offeror holds, as a result of the Offers, at least 90% of the outstanding Shares (including Shares represented by ADSs), the Offeror must provide for a subsequent offering period of at least five (5) Business Days and no more than fifteen (15) Business Days (the “Mandatory Subsequent Offering Period”). The Mandatory Subsequent Offering Period will commence immediately following the publication of the results of the Initial Acceptance Period or Second Acceptance Period, as applicable. Such results will be published within five (5) Business Days following the Initial Expiration Date or following the date and time of the expiration of the Second Acceptance Period. If the Mandatory Subsequent Offering Period were required to be undertaken following the Initial Acceptance Period, the Offeror will commence such Mandatory Subsequent Acceptance Period in accordance with the timing of the Second Acceptance Period, as described above, in which case such Mandatory Subsequent Offering Period would satisfy the requirements of the Second Acceptance Period. The Mandatory Subsequent Offering Period, if applicable, would not be an extension of the U.S. Offer pursuant to the U.S. Offer to Purchase. The Mandatory Subsequent Offering Period would be an additional period of time during which U.S. Holders would be able to tender Shares and holders of ADSs, wherever located, would be able to tender ADSs not previously tendered into the U.S. Offer prior to 10:00 a.m., New York City time, on the Initial Expiration Date or prior to the date and time of the expiration of the Second Acceptance Period, as applicable. U.S. Holders of Shares and holders of ADSs, wherever located, tendering their securities during the Mandatory Subsequent Offering Period will have withdrawal rights during the Mandatory Subsequent Offering Period with respect to such tendered securities. If the Mandatory Subsequent Offering Period is provided, the Offeror shall pay for Shares and ADSs that are validly tendered and not withdrawn during the Mandatory Subsequent Offering Period within ten (10) Business Days following the publication of the results of the Mandatory Subsequent Offering Period, in accordance with Belgian law. The publication with the results of the Mandatory Subsequent Offering Period is subject to the FSMA’s prior approval.

If, following a Mandatory Subsequent Offering Period, the Offeror holds, as a result of the Offers, less than 95% of the outstanding Shares (including Shares represented by ADSs), the Offeror may, in its sole discretion, and subject to certain restrictions under Belgian law, elect to provide for one or more additional Subsequent Offering Period(s) of at least five (5) Business Days in the same manner and timing as the Mandatory Subsequent Offering Period (each a “Voluntary Subsequent Offering Period”). However, under Belgian law the period starting from the first day of the Initial Acceptance Period until the last day of any Subsequent Offering Period(s) other than the Mandatory Subsequent Offering Period or Squeeze-Out Period (as defined below), cannot exceed ten (10) weeks, making it unlikely that a Voluntary Subsequent Offering Period will be provided following the Second Acceptance Period or the Mandatory Subsequent Offering Period.

If, following the expiration of the Initial Acceptance Period or any prior Subsequent Offering Period, as applicable, the Offeror (i) holds, as a result of the Offers, at least 95% of the outstanding Shares (including Shares represented by ADSs) and (ii) acquired at least 90% of the Shares that are the subject of the Offers, the Offeror will, in accordance with Belgian law, and is required under the Offer and Support Agreement to, proceed with a simplified squeeze-out (the “Squeeze-Out”), organized as an additional Subsequent Offering Period (the “Squeeze-Out Period”). During the Squeeze-Out Period, holders of Shares or ADSs would be able to tender Shares and ADSs not previously tendered into the U.S. Offer prior to the expiration of the Initial Acceptance Period or any Subsequent Offering Period, under the same conditions as in such previous periods and at the Offer Price.

Under Belgian law, the Squeeze-Out must be commenced within three (3) months following the expiration of the Initial Acceptance Period or any prior Subsequent Offering Period, as applicable, and must remain open for at least fifteen (15) Business Days. However, it is expected that, if the thresholds for a Squeeze-Out are met under applicable Belgian law, the Offeror will commence a Squeeze-Out Period immediately following the publication of the results of the Initial Acceptance Period or prior Subsequent Offering Period, as applicable. If the Squeeze-Out could be undertaken following the Initial Acceptance Period, the Offeror will commence the Squeeze-Out Period in accordance with the timing of the Second Acceptance Period, as described above, in which case the Squeeze-Out Period would satisfy the requirements of the Second Acceptance Period. The Squeeze-Out Period would not be an extension of the U.S. Offer pursuant to the U.S. Offer to Purchase. The Squeeze-Out Period would be an additional period of time during which U.S. Holders would be able to tender Shares and holders of ADSs, wherever located, would be able to tender ADSs not previously tendered into the U.S. Offer during the Initial Acceptance Period or any Subsequent Offering Period. Takeda intends to publish the results of the Squeeze-Out Period within five (5) Business Days following the expiration of the Squeeze-Out Period. The publication with the results of the Squeeze-Out Period is subject to the FSMA’s prior approval. U.S. Holders of Shares and holders of ADSs, wherever located, tendering their securities during the Squeeze-Out Period will have withdrawal rights during the Squeeze-Out Period with respect to such tendered securities. The

Offeror shall pay for Shares and ADSs that were validly tendered and not withdrawn during the Squeeze-Out Period within ten (10) Business Days following the publication of the results of the Squeeze-Out Period, in accordance with Belgian law. Pursuant to Belgian law, at the conclusion of the Squeeze-Out, any Shares (including Shares represented by ADSs) not tendered in the U.S. Offer shall be deemed transferred to the Offeror by operation of Belgian law for the Offer Price. The funds necessary to pay for such untendered Shares will be deposited by BNP Paribas Fortis NV/SA (the “U.S. Share Tender Agent”) with the Bank for Official Deposits (Deposito- en Consignatiekas / Caisse des dépôts et consignations) in favor of the holders of Shares (including Shares represented by ADSs) who did not previously tender into the Squeeze-Out. Any Shares not tendered during the Squeeze-Out Period (including Shares withdrawn and not properly re-tendered) will nonetheless be transferred to the Offeror by operation of Belgian law at the expiration of the Squeeze-Out Period.

If, following the expiration of the Initial Acceptance Period or any prior Subsequent Offering Period, the Offeror (i) holds, as a result of the Offers, at least 95% of the outstanding Shares (including Shares represented by ADSs) and (ii) acquired at least 90% of the Shares (including Shares represented by ADSs) that are the subject of the Offers, any holder of Shares (including Shares represented by ADSs) who has not tendered such Shares (including Shares represented by ADSs) can obligate the Offeror to acquire such Shares (including Shares represented by ADSs) at the Offer Price (the “Sell-Out”). A holder of Shares (including Shares represented by ADSs) can exercise its Sell-Out right by requesting payment from the Offeror for such Shares (including Shares represented by ADSs) within three (3) months of the last to expire of the Initial Expiration Date or any Subsequent Offering Period, as applicable, by registered mail with acknowledgment of receipt. If a holder of Shares (including Shares represented by ADSs) exercises its Sell-Out right, the Offeror shall inform the FSMA of such request, the purchases the Offeror makes as a result of the Sell-Out and the price it pays for such purchases.

However, pursuant to the terms of the Offer and Support Agreement, if the Offeror (i) holds, as a result of the Offers, at least 95% of the outstanding Shares (including Shares represented by ADSs) and (ii) acquired at least 90% of the Shares (including Shares represented by ADSs) that are the subject of the Offers, the Offeror is required to proceed with the Squeeze-Out, rendering the Sell-Out unnecessary.

The U.S. Offer provides for withdrawal rights as required by U.S. securities laws. Therefore, holders of Shares or ADSs will be able to withdraw any tendered Shares or ADSs, in accordance with the procedures set forth in “Section 4. Withdrawal Rights” of the U.S. Offer to Purchase before 10:00 a.m., New York City time, on the Initial Expiration Date (or prior to the date and time of the expiration of any Subsequent Offering Period). After this time on the Initial Expiration Date (or after the date and time of the expiration of any Subsequent Offering Period), withdrawal rights will be suspended and, subsequently upon the Offeror’s acceptance of tendered Shares or ADSs for payment, withdrawal rights will terminate. Therefore, holders of Shares or ADSs may not have an opportunity after 10:00 a.m., New York City time, on the Initial Expiration Date (or at the date and time of the expiration of any Subsequent Offering Period) to exercise withdrawal rights prior to their termination. It is important to note that the ability of a U.S. Holder of Shares and a holder of ADSs to withdraw any Shares or ADSs is limited to those tendered in a particular relevant offering period. Thus, for example, any ADSs tendered into the Initial Acceptance Period and not properly withdrawn before the Initial Expiration Date, cannot be withdrawn in the Second Acceptance Period or any other Subsequent Offering Period.

Upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, the related Share Acceptance Letter, the related ADS Letter of Transmittal and the related Share Withdrawal Letter, the Offeror will accept for payment all Shares held by U.S. Holders and all ADSs validly tendered, and not properly withdrawn, before 10:00 a.m., New York City time, on the Initial Expiration Date or the date and time of the expiration of any Subsequent Offering Period. The results of the Initial Acceptance Period or any Subsequent Offering Period shall be published within five (5) Business Days following the expiration of the Initial Acceptance Period or following the date and time of the expiration of the applicable Subsequent Offering Period. The Offeror will pay for such Shares and ADSs within ten (10) Business Days following the publication of the results of the Offer following the Initial Expiration Date or any Subsequent Offering Period, as applicable, provided that, for acceptance and payment for Shares and ADSs tendered during the Initial Acceptance Period, all of the Conditions shall have been satisfied or waived.

The foregoing summary of the Offer and Support Agreement is qualified in its entirety by the description contained in the U.S. Offer to Purchase and by the Offer and Support Agreement which are filed as Exhibits (a)(1)(A) and (e)(1) to this Statement, respectively, and are incorporated by reference herein. The Offer and Support Agreement is summarized in “Section 14. Summary of the Transaction Agreement and Related Agreements” of the U.S. Offer to Purchase.

The Schedule TO states that the head office of the Offeror is located at 12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668. The Offeror is registered under the Osaka Legal Affairs Register, Corporation Number: 1200-01-077461 and its telephone numbers are +81 3 3278-2111 and +81 3 3278-2000.

The Company has made information relating to the Offers available at www.tigenix.com, and the Company has filed this Statement, and the Offeror has filed the Schedule TO, with the SEC. The information relating to the U.S. Offer, including the Schedule TO and related documents and this Statement, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or as otherwise incorporated by reference herein, as of the date of this Statement, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company’s executive officers, directors or affiliates; or (ii) the Offeror or its executive officers, directors or affiliates.

(a) Agreements with Offeror.

Offer and Support Agreement

The summary of the Offer and Support Agreement contained in “Section 14. Summary of the Transaction Agreement and Related Agreements” of the U.S. Offer to Purchase and the description of the terms of the Offers contained in “Section 1. Terms of the Offer” of the U.S. Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement, are incorporated by reference herein.

Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Offer and Support Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated by reference herein.

Letter of Interest

On November 10, 2017, the Offeror executed and issued to the Company a non-binding letter of interest in which the Offeror set forth its non-binding expression of interest in acquiring the Company and which was countersigned by the Company on November 13, 2017 and returned to the Offeror on November 14, 2017 (the “Letter of Interest”). The summary of the Letter of Interest contained in “Section 14. Summary of the Transaction Agreement and Related Agreements” of the U.S. Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement, is incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Letter of Interest, which is filed as Exhibit (e)(2) to this Statement and is incorporated by reference herein.

Confidentiality Agreement

On June 30, 2017, TiGenix SAU (an affiliate of the Company) and Takeda Pharmaceuticals International AG (an affiliate of the Offeror) signed a confidentiality agreement (the “Original Confidentiality Agreement”), as amended by the addendum entered into among the Company, TiGenix SAU, the Offeror and Takeda Pharmaceuticals International AG dated November 17, 2017 (the “First Addendum”) and as further amended by the addendum entered into among the Company, TiGenix SAU, the Offeror and Takeda Pharmaceuticals International AG dated February 14, 2018 (the “Second Addendum” and the Original Confidentiality Agreement, as amended by the First Addendum and the Second Addendum, the “Confidentiality Agreement”), providing that, subject to the terms of the Confidentiality Agreement, the parties shall keep confidential certain non-public information provided to each other. The summary of the Confidentiality Agreement contained in “Section 14. Summary of the Transaction Agreement and Related Agreements” of the U.S. Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement, is incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Original Confidentiality Agreement, the First Addendum and the Second Addendum, which have been filed as Exhibits (e)(3) and (e)(4) to this Statement and are incorporated by reference herein.

Irrevocable Undertakings

The members of the Board of Directors, the Chief Financial Officer of the Company (Claudia D’Augusta), and two shareholders of the Company (Gri-Cel S.A. and its affiliate Grifols Worldwide Operations Ltd.) (collectively, the “Committed Equityholders”) have, through undertakings, irrevocably and unconditionally undertaken to tender all of their beneficially owned Securities into the Offers. See the section of this Statement titled “Item 4. The Solicitation or Recommendation—(c) Intent to Tender” for further details about the Irrevocable Undertakings (as defined below).

Licensing Agreement and Manufacturing Agreement

On July 4, 2016, TiGenix SAU (the “Licensor”), an affiliate of the Company, entered into a licensing agreement with Takeda Pharmaceuticals International AG (the “Licensee”), an affiliate of the Offeror, under which the Licensee acquired the exclusive right to commercialize and develop Cx601 for complex perianal fistulas outside the United States, Japan and Canada (the “Licensing Agreement”). The Licensing Agreement included an option for the Licensee to expand the scope of the license to Japan and Canada, which the Licensee exercised on December 20, 2016. As a result, the Licensee now has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States. Under the Licensing Agreement, the Licensee paid an upfront non-refundable licensing fee of €25 million and, following the marketing authorization for Cx601 granted by the European Commission on March 23, 2018, the Licensor received a further payment from the Licensee of €15 million on April 26, 2018.

On October 25, 2017, as provided under the Licensing Agreement, the Licensor entered into a manufacturing and supply agreement with the Licensee, governing, among other things, the specific aspects of the manufacturing and supply of Cx601 and the financial terms of the transfer of the manufacturing responsibilities for Cx601 from the Licensor to the Licensee (the “Manufacturing Agreement”).

The Licensing Agreement excludes clinical development and commercialization rights in the United States, where the Licensor will continue to develop Cx601 for complex perianal fistulas. The Licensor also retains the right to develop Cx601 in any indications outside the indication of complex perianal fistulas. Furthermore, if the Licensee has not presented the Licensor with a plan accepted by the regulatory authorities of either Canada or Japan to access the market in those countries by the second anniversary of the receipt of marketing authorization from the European Commission, the Licensor has the option of unilaterally excluding those territories from the scope of the Licensing Agreement.

The Licensee will pay €1.5 million to the Licensor upon receipt of regulatory approval for the sale of Cx601 to patients in each of Canada and Japan. In addition, in the event of a positive pricing and market access decision for Cx601 by a payer in either or both of Canada or Japan at a price equivalent to €30,000 per patient or more, the Licensee will pay the Licensor a further €1 million per country.

In Europe, the Licensor is in the process of transferring the marketing authorization (obtained on March 23, 2018) to the Licensee. The Licensee will also make milestone payments for positive pricing and market access decisions from payers in France, Germany, Italy, Spain and the United Kingdom of €2 million per country, if Cx601 is approved at a price of €30,000 or equivalent per patient or more, or €1 million per country, if Cx601 is approved at a price between €26,000 and €30,000 or equivalent per patient.

Under the Licensing Agreement, the Licensor will receive tiered quarterly royalty payments on net sales of Cx601 on a country-by-country basis, ranging from 10% to 18%, and calculated based on the price of Cx601 in each country during that quarter. The Licensor will also receive one-time sales milestone payments ranging from €15 million, if net sales in the territory reach €150 million, to €100 million, if net sales reach €1 billion. The potential sales and reimbursement milestones could total up to €340 million, and are in addition to any royalty payments that the Licensor receives under the Licensing Agreement.

The Licensee also agreed to invest €10 million in equity within one year of the effective date of the Licensing Agreement. The Licensee made its €10 million investment on December 29, 2016. The shares were subject to a one-year lock-up, subject to certain exceptions.

Under the Licensing Agreement, the Licensor cooperates closely with the Licensee and has set up a number of joint committees to oversee the overall commercialization process; operational matters including product development, intellectual property and regulatory matters; and manufacturing. The Licensor will initially continue to manufacture Cx601 at the Licensor’s facility in Madrid, and the Licensor and the Licensee will share equally the cost of expanding the facility to increase the manufacturing capacity up to 1,200 doses of Cx601 per year at an estimated cost of approximately €3.5 million. The Licensor intends to transfer manufacturing responsibilities to the Licensee once the technology transfer process is complete, which is expected to be by January 1, 2021 at the latest.

Pursuant to the Licensing Agreement, the technology transfer is to be split into two steps. In a first step, the Licensor will transfer certain elements of Cx601 manufacturing to a third-party transferee of the Licensee, and in a second step, the Licensor will transfer the remaining technology to the Licensee or an affiliate thereof. The roles, responsibilities and obligations of the Licensee and the Licensor in relation to the technology transfer will be covered by a manufacturing transfer plan to be agreed between the Licensee and the Licensor.

Within the European Economic Area and Switzerland (and Israel, Japan and Canada, per separate agreement of the relevant joint committee), the Licensor will be responsible for manufacturing and supplying up to 1,200 doses per year of Cx601 to the Licensee under the terms and conditions of the Licensing Agreement and until the Licensor transfers the full manufacturing responsibilities to the Licensee. Outside such territory, the Licensee will be responsible for manufacturing and supplying Cx601.

The Licensing Agreement will expire on a country-by-country basis at the occurrence of the latest of any of the following:

•	the twentieth anniversary of the date of the first commercial sale of Cx601 in such country;

•	the expiration of the last valid patent claim covering Cx601 or its use in such country;

•	the expiration of market exclusivity in such country granted under the marketing authorization of the product as an orphan drug; and

•	the expiration of any data exclusivity with respect to Cx601.

Either party may terminate the Licensing Agreement with 30 days’ written notice in case of insolvency of the other party. Either party may terminate the Licensing Agreement upon a change of control of the other party with 60 days’ written notice. Either party may terminate the Licensing Agreement in case of a material breach or non-performance by the other party with immediate effect or, in case of a curable material breach, if such breach should not be cured within 60 days after receipt of such notice.

The Licensor also has a right to terminate the Licensing Agreement on a region-by-region basis with 30 days’ written notice if expected royalties from a key market within the region are at least 25% lower than expected based on the commercialization plan provided by the Licensee for at least three consecutive years and the Licensor reasonably determines that the Licensee did not use commercially reasonable efforts to meet the established sales target. If the Licensor and the Licensee cannot mutually resolve any dispute related to such a claim either within the established committees or through negotiations between senior management or the Board of Directors within 30 days, the dispute shall be referred to a third-party expert for adjudication. In addition, the Licensor can terminate the Licensing Agreement with 30 days’ notice if the Licensee or one of its affiliates challenges or takes any material steps to assist a third party in challenging the validity of our intellectual property rights.

The Licensee had a right to terminate the Licensing Agreement with 30 days’ written notice if the Licensor had not obtained marketing authorization from the European Commission within four years of the entry into the Licensing Agreement. The Licensee can also terminate the Licensing Agreement with 30 days’ written notice on a country-by-country basis if there is a third-party claim of infringement of intellectual property rights provided that external counsel confirms that there is a greater than 50% probability of a finding of infringement, or in the case of a final court decision confirming such infringement. Finally, the Licensee has the right to terminate the Licensing Agreement with 30 days’ written notice in the event that any changes to the production or quality control process required by regulatory authorities lead to the production costs increasing by more than 15%.

In addition, the Licensor remains solely responsible for certain third-party obligations arising from sales of the product, including with respect to the rights licensed from the Universidad Autonóma de Madrid or the Consejo Superior de Investigaciones Científicas. In case the Licensor decides to terminate any such existing license and the Licensee disagrees with the Licensor’s decision, they may request that the Licensor assign them the license or terminate the Licensing Agreement on a country-by-country basis.

The summary of the Licensing Agreement and the Manufacturing Agreement contained in “Section 14. Summary of the Transaction Agreement and Related Agreements” of the U.S. Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement, is incorporated by reference herein. Such summary and description do not purport to be complete. The summary of the Licensing Agreement is qualified in its entirety by reference to the Licensing Agreement, which has been filed as Exhibit (e)(8) to this Statement and is incorporated by reference herein.

(b) Arrangements with Executive Officers and Directors of the Company.

Certain executive officers and directors of the Company may be deemed to have interests in the transactions contemplated by the Offer and Support Agreement that are different from or in addition to those of the holders of Securities generally. These interests may create potential conflicts of interest. The Company’s board of directors (the “Board of Directors”) was aware of these interests and considered them, among other matters, in approving the Offer and Support Agreement and the transactions contemplated by the Offer and Support Agreement, including the Offers. Consummation of the Offers will constitute a change in control of the Company for the purposes of determining the entitlements due to executive officers and directors of the Company relating to certain benefits, as described below.

The Board of Directors

The Board of Directors is currently composed of Innosté SA represented by Jean Stéphenne (Chairman of the Company), Eduardo Bravo (Chief Executive Officer of the Company), Willy Duron, June Almenoff and Greig Biotechnology Global Consulting, Inc. represented by Russell Greig.

Executive Officers

The Company Executive Officers (as defined below) are responsible for the active leadership and the operative management of the Company. The Company Executive Officers are Eduardo Bravo (Chief Executive

Officer of the Company), Claudia D’Augusta (Chief Financial Officer of the Company), Wilfried Dalemans (Chief Technical Officer of the Company) and Marie Paule Richard (Chief Medical Officer of the Company) (each, a “Company Executive Officer” and collectively, the “Company Executive Officers”).

Consideration for Certain Shares Tendered Pursuant to the Offers

The members of the Board of Directors and the Chief Financial Officer of the Company (Claudia D’Augusta) have indicated their intent to tender their Shares for purchase pursuant to the Offers, and, in respect of the tender of such Shares, will receive the same Offer Price on the same terms and conditions as the other holders of the Shares. As of April 26, 2018, the members of the Board of Directors and Company Executive Officers (including related parties) beneficially owned or held in the aggregate 7,454,465 Shares, which for purposes of this paragraph includes any Shares issuable upon exercise of the Warrants. Following the members of the Board of Directors’ and Company Executive Officers’ tender of all of such Shares pursuant to the Offers and the Conditions being satisfied, the members of the Board of Directors and Company Executive Officers would receive an aggregate of approximately €8,985,139 in cash on Shares and Warrants, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase. As of April 26, 2018, none of the members of the Board of Director nor the Company Executive Officers (including related parties) beneficially owned any ADSs or options to purchase ADSs. A description of the treatment of the Warrants held by the members of the Board of Directors and the Company Executive Officers is set forth below in the section entitled “Treatment of Warrants.”

Holding of Shares and ADSs by the members of the Board of Directors and the Company Executive Officers

As of April 26, 2018, the members of the Board of Directors and the Company Executive Officers held 1,125,897 Shares, in aggregate, none of which were in the form of ADSs. The tables below set forth information regarding the Shares held by each of the members of the Board of Directors and the Company Executive Officers as of April 26, 2018, including the cash consideration payable with respect to such Shares, assuming the members of the Board of Directors and the Company Executive Officers were to tender all such Shares pursuant to the Offers, and the acceptance of such Shares for purchase by the Offeror.

Members of the Board of Directors	Total Shares	Total ADSs	Total Payments in Respect of Shares and ADSs (€)
Innosté SA represented by Jean Stéphenne	54,600	—	97,188
Eduardo Bravo	622,621	—	1,108,265
Willy Duron	60,600	—	107,868
June Almenoff	—	—	—
Greig Biotechnology Global Consulting, Inc. represented by Russell Greig	54,600	—	97,188

Total(*)	792,421	—	1,410,509

(*)	Total figures include Shares and ADSs held by Eduardo Bravo, who is both a member of the Board of Directors and a Company Executive Officer.

Company Executive Officers	Total Shares	Total ADSs	Total Payments in Respect of Shares and ADSs (€)
Eduardo Bravo	622,621	—	1,108,265
Claudia D’Augusta	301,029	—	535,832
Wilfried Dalemans	32,447	—	57,756
Marie Paule Richard	—	—	—

Total(*)	956,097	—	1,701,853

(*)	Total figures include Shares and ADSs held by Eduardo Bravo, who is both a member of the Board of Directors and a Company Executive Officer.

Holding of Warrants by the members of the Board of Directors and the Company Executive Officers

As of April 26, 2018, the members of the Board of Directors and the Company Executive Officers held 6,328,568 Warrants, in aggregate. The tables below set forth information regarding the Warrants held by each of the members of the Board of Directors and the Company Executive Officers as of April 26, 2018, including the cash consideration payable with respect to such Warrants assuming (i) for the Company Executive Officers, that they tender all their Warrants pursuant to the Belgian Offer and that the Offeror accepts such Warrants for purchase, and (ii) for the members of the Board of Directors excluding Eduardo Bravo (the “Independent Directors”), that they tender all their Warrants that vest prior to the expiration of the Initial Acceptance Period pursuant to the Belgian Offer and that the Offeror accepts such Warrants for purchase, and that, following the expiration of the Initial Acceptance Period, they exercise all their Warrants that were not vested prior to the expiration of the Initial Acceptance Period and tender the Shares issued upon the exercise of such Warrants during the Second Acceptance Period and that the Offeror accepts such Shares for purchase:

Members of the Board of Directors	Number of Warrants Held (Vested)	Weighted Average Exercise Price per Warrant (Vested) (€)	Number of Warrants Held (Unvested)	Weighted Average Exercise Price per Warrant (Unvested) (€)	Total Number of Warrants Held (Whether Vested or Unvested)	Total Consideration (€)(*)
Innosté SA represented by Jean Stéphenne	29,087	0.97	20,776	0.97	49,863	48,312
Eduardo Bravo	2,339,839	0.86	474,799	0.75	2,814,638	3,044,419
Willy Duron	28,000	0.97	20,000	0.97	48,000	46,507
June Almenoff	—	—	48,000	0.76	48,000	52,160
Greig Biotechnology Global Consulting, Inc. represented by Russell Greig	28,000	0.97	20,000	0.97	48,000	46,507

Total(**)	2,424,926		583,575		3,008,501	3,237,904

(*)	Total gross consideration prior to applicable taxes, social security and other withholdings.
(**)	Total figures include Warrants held by Eduardo Bravo, who is both a member of the Board of Directors and a Company Executive Officer.

Company Executive Officers	Number of Warrants Held (Vested)	Weighted Average Exercise Price per Warrant (Vested) (€)	Number of Warrants Held (Unvested)	Weighted Average Exercise Price per Warrant (Unvested) (€)	Total Number of Warrants Held (Whether Vested or Unvested)	Total Consideration (€)(*)
Eduardo Bravo	2,339,839	0.86	474,799	0.75	2,814,638	3,044,419
Claudia D’Augusta	1,164,442	0.80	347,936	0.75	1,512,378	1,714,740
Wilfried Dalemans	985,666	0.90	255,848	0.75	1,241,514	1,362,528
Marie Paule Richard	292,409	0.85	273,766	0.75	566,175	665,869

Total(**)	4,782,356		1,352,349		6,134,705	6,787,556

(*)	Total gross consideration prior to applicable taxes, social security and other withholdings.
(**)	Total figures include Warrants held by Eduardo Bravo, who is both a member of the Board of Directors and a Company Executive Officer.

Director Agreements with the Company

The sections below entitled “Director Compensation”, “Incentive Arrangement with Certain Key Employees” and “Director and Officer Indemnification and Insurance” describe contracts and agreements with members of the Board of Directors.

Company Executive Officer Termination Payments

The Company Executive Officers are eligible to receive payments in connection with certain terminations or change of control events.

Eduardo Bravo, the Company’s Chief Executive Officer, is the managing director (consejero delegado) of TiGenix SAU, an affiliate of the Company. Subject to terms and conditions of a services agreement, if TiGenix SAU terminates such agreement, he is entitled to a termination fee equal to his annual fixed remuneration at such time. An additional termination fee of up to two-years’ annual fixed remuneration is payable if the agreement is terminated under certain events within one year of a corporate transaction involving a change of control or the acquisition of a substantial part of TiGenix SAU’s business.

Each of Claudia D’Augusta, the Company’s Chief Financial Officer, Wilfried Dalemans, the Company’s Chief Technical Officer, and Marie Paule Richard, the Company’s Chief Medical Officer, are entitled to receive prior notice in connection with the termination of their employment agreements or payment in lieu of such notice ranging from three-month’s notice for Ms. D’Augusta and Ms. Richard, up to seven-months and fifteen weeks’ notice for Mr. Dalemans in case of termination in 2018, and to be increased by three weeks at the start of each new calendar year. Additionally, they are entitled to severance payments ranging from that required by law up to, for Ms. D’Augusta, nine months fixed remuneration for a termination without cause plus an additional one year’s annual fixed remuneration if such termination is in connection with a change of control.

Potential for Future Arrangements or Agreements and Incorporated Exhibits

To the Company’s knowledge, other than as described under “—(a) Agreements with Offeror—Irrevocable Undertakings” above with respect to the Irrevocable Undertakings, no employment, equity contribution or other agreement, arrangement or understanding between any member of the Board of Directors or Company Executive Officer, on the one hand, and the Offeror, on the other hand, exists as of the date of this Statement, and the consummation of the Offers is not conditioned upon any member of the Board of Directors or Company Executive Officer entering into any such agreement, arrangement or understanding. The members of the Board of Directors and Company Executive Officers are neither employees nor members of any corporate bodies of the Offeror or of companies having significant business relations with the Offeror.

Director Compensation

The nomination and remuneration committee recommends the level of remuneration for Independent Directors, including the chairman of the Board of Directors, subject to approval by the Board of Directors and, subsequently, by the shareholders at their annual general meeting.

The remuneration of the Independent Directors was last determined by the shareholders’ meeting of the Company of May 9, 2017. Currently, each Independent Director, except for the chairman of the Board of Directors, receives a fixed annual fee of €25,000. The chairman receives a fixed annual fee of €40,000. Each Independent Director that is also a member of a committee of the Board of Directors receives an additional fixed annual fee of €5,000, or €7,500 if the Independent Director is the chairman of a committee. The fixed annual fees are based on the assumption that the Board of Directors will have six board meetings and two committee meetings per committee each year. Independent Directors receive an additional €2,000 for each board meeting exceeding six meetings per year and for each committee meeting exceeding two meetings per year, provided that the Board of Directors determines that such additional meetings qualify for this additional fee. Independent Directors are also entitled to a reimbursement of out-of-pocket expenses actually incurred to participate in the board meetings. The level of reimbursement is expected to remain the same through 2018 and 2019.

On February 26, 2013, the shareholders’ meeting of the Company approved the principle that the Independent Directors may receive performance related remuneration and approved the issue and grant of 54,600 Warrants (which were effectively issued by the shareholders’ meeting of the Company on March 20, 2013) to each of the Independent Directors as of that date. On June 2, 2016, the shareholders’ meeting of the Company approved the grant of 49,863 Warrants to the chairman of the Board of Directors and 48,000 Warrants to each of the other Independent Directors as of that date. On May 9, 2017, the shareholders’ meeting of the Company approved the grant of 48,000 warrants to June Almenoff, Independent Director since September 21, 2016.

The nomination and remuneration committee of the Board of Directors benchmarks the compensation of the Independent Directors against peer companies to ensure that it is competitive. Remuneration is linked to the time committed to the Board of Directors and its various committees.

The Offeror’s intentions with respect to members of the Board of Directors are more fully described in “Section 13. Purpose of the Offers; Plans for TiGenix” of the U.S. Offer to Purchase.

Incentive Arrangement with Certain Key Employees

As described in Clause 7.3 of the Offer and Support Agreement, upon closing of the Initial Acceptance Period with confirmation by the Offeror that it accepts the Securities tendered in the Initial Acceptance Period, the Company intends to award a one-off payment of an incentive bonus with a total cost for the Company (including any taxes and/or employer and employee social security contributions) of 1% of the total consideration (approximately €5.2 million), in cash, offered by the Offeror for the Shares, Warrants and ADSs in the context of the Offers (the “Incentive Bonus”) to certain of the key employees of the Company listed on, and in accordance with the terms set out in, Schedule 5 of the Offer and Support Agreement (the “Incentive Plan”) to recognize the significant contribution of such key employees to the Company’s success. The key employees of the Company listed on Schedule 5 are Eduardo Bravo (Chief Executive Officer of the Company), Claudia D’Augusta (Chief Financial Officer of the Company), María Pascual (Vice President, Regulatory Affairs and Corporate Quality of the Company), Wilfried Dalemans (Chief Technical Officer of the Company), Marie Paule Richard (Chief Medical Officer of the Company) and Mary Carmen Diez (Vice President, Medical Affairs and Commercialization of the Company).

The Board of Directors intends to hold a Board of Directors meeting where the Independent Directors will ultimately confirm the beneficiaries among the abovementioned key employees of, and approve the amount payable to each such beneficiary out of, the Incentive Bonus, immediately after the closing of the Initial

Acceptance Period, once the Offeror has announced whether it will accept the Securities tendered in the Initial Acceptance Period and prior to the Completion Date (as defined below). The abovementioned key employees will not be able to claim any rights to the Incentive Bonus until such Incentive Bonus is approved by the Board of Directors. The Company will immediately inform the Offeror of the decisions taken in respect of the Incentive Plan. The actual payment of the Incentive Bonus by the Company will occur as soon as possible thereafter, and in any event prior to the Completion Date.

The Offeror acknowledged in the Offer and Support Agreement the intention of the Board of Directors to award such Incentive Bonus to the abovementioned key employees and confirmed that the intended Incentive Bonus had no impact on the launch of the Offers or Completion of the Bid (as defined below) and was not perceived by the Offeror as a defensive measure or a material change in the composition of the assets and liabilities of the Company.

Director and Officer Indemnification and Insurance

In accordance with Clause 6.5.1 of the Offer and Support Agreement, if and to the extent such obligations are permitted by applicable law, for six (6) years after the Completion Date, the Offeror shall procure that the Company and its subsidiaries (the “Group”) honor and fulfil their respective obligations (if any) existing as at the date of the Offer and Support Agreement to indemnify their respective directors and officers in office as of the date of the Offer and Support Agreement and to advance reasonable expenses, in each case with respect to matters existing or occurring at or prior to the Completion Date.

Further, in accordance with Clause 6.5.2 of the Offer and Support Agreement, with effect from the Completion Date, the Offeror shall procure that the directors and officers of the Group as of the Completion Date will benefit from cover under the directors’ and officers’ liability insurance existing within the Offeror at the Completion Date, which shall provide cover, in terms of amount and scope, at least as comprehensive as that provided under the Group’s directors and officers insurance as at December 4, 2017 (as tacitly renewed on the same terms and conditions). In addition, the Offeror agrees that, and shall procure that, the Company will extend the directors’ and officers’ liability insurance existing within the Group at the Completion Date for a period of six (6) years following the Completion Date. Such insurance cover contemplated by the preceding sentence shall be with one or more reputable insurer(s).

Treatment of Warrants

On October 11, 2017 the Company approved the accelerated vesting of the outstanding unvested Warrants held by all holders of Warrants other than the Independent Directors in accordance with article 4.2 of the applicable plans for such Warrants (the “Warrant Plans”). Such accelerated vesting is conditional on the start of the Initial Acceptance Period and will allow more holders of Warrants to tender their Warrants into the Belgian Offer or the Shares received as a result of the exercise thereof into the Offers. According to the terms and conditions of the Warrant Plans, the transfer restrictions applicable to the Warrants do not apply to tenders of Warrants into the Belgian Offer.

Also on October 11, 2017 the Company approved the creation of an exceptional exercise period (the “Exceptional Exercise Period”) of one (1) month in accordance with article 6.3 of the Warrant Plans for all vested and unvested Warrants held by any holder of a Warrant (including any Independent Director). The Exceptional Exercise Period shall commence from, and be subject to the occurrence of, the date (the “Completion Date”) of Completion of the Bid, provided that the Offeror shall have acquired control of the Company upon Completion of the Bid. “Completion of the Bid” means payment of the Securities tendered in the Offers following closing of the Initial Acceptance Period.

To allow the holders of Warrants who decide to exercise their Warrants during this Exceptional Exercise Period sufficient time to tender their Shares (obtained as a result of the exercise of such Warrants) in the Offers, the Offeror undertakes to open the Second Acceptance Period. The Offeror shall allow the holders of Warrants to tender their Shares (obtained as a result of the exercise of such Warrants) in the Offers pending the effective issue of these Shares.

Item 4. The Solicitation or Recommendation.

(a) Recommendation.

The Board of Directors has unanimously (i) determined that the Offer and Support Agreement and the transactions contemplated thereby, including the Offers, are advisable and in the best interests of the Company and the holders of Securities, (ii) approved and adopted the Offer and Support Agreement and the transactions contemplated by the Offer and Support Agreement, including the Offers, in accordance with the requirements of Belgian law, delegating the authority to finalize and execute the Offer and Support Agreement in the Company’s Chief Executive Officer, Eduardo Bravo, and (iii) recommended that holders of Securities accept the Offers and tender their Securities to Takeda pursuant to the Offers, as applicable.

(b) Background and Reasons for the Recommendation.

Background

The Board of Directors and management of the Company regularly evaluate and consider the Company’s historical performance, future growth prospects, overall strategic goals and objectives, as well as industry conditions and developments. In connection with these activities, the Board of Directors considers from time to time various potential strategic alternatives, including potential business combination transactions, licensing agreements and other business partnerships to enhance shareholder value.

During the second quarter of 2017, in light of the stage of development of the Company’s product portfolio, in particular Cx601, the Company began exploring strategic opportunities to enter into business partnerships or licensing agreements with third parties interested in the clinical development and commercialization of Cx601 in the United States. In connection with the foregoing, the Board of Directors engaged a third party to provide certain financial analysis and advice in respect of the Company, to the Board of Directors.

During the week of June 19, 2017, Marcello Agosti, Head of Global Business Development/Head of Global Commercial of Takeda, contacted Eduardo Bravo, Chief Executive Officer of the Company, to invite Mr. Bravo to lunch in Madrid, Spain, on June 23, 2017 to discuss Takeda’s and TiGenix’s on-going relationship and to discuss potential deeper collaborations.

On June 23, 2017, Messrs. Agosti and Bravo had lunch in Madrid, Spain, during which Mr. Agosti communicated Takeda’s preliminary interest in expanding Takeda’s and the Company’s existing business relationship that existed since July 2016 under the Licensing Agreement between the Licensor and the Licensee, which was limited to the development and commercialization of Cx601 for complex perianal fistulas outside the United States, by entering into a more in-depth collaboration and business partnership with the Company regarding the clinical development and commercialization of Cx601, including potentially in the United States (the “Proposed Expanded Collaboration”). In order to explore the Proposed Expanded Collaboration, Mr. Agosti requested access to certain confidential information in order to conduct a due diligence investigation into Cx601. Later that day, Mr. Bravo provided an update to Jean Stéphenne, permanent representative of Innosté SA, Chairman of the Board of Directors, on the discussions that he had had with Mr. Agosti. The Company agreed to grant Takeda the requested due diligence access subject to the execution of a satisfactory confidentiality agreement.

On June 30, 2017, in connection with Takeda’s consideration of the Proposed Expanded Collaboration, after negotiation of the terms thereof, the Licensor and the Licensee entered into the Original Confidentiality Agreement in order to facilitate Takeda’s request to conduct a due diligence investigation into Cx601, which took place from July 2017 onwards, including via documentary review, telephonic calls and in-person meetings with representatives from the Company.

On July 5, 2017, Mr. Bravo provided an update to the members of the Board of Directors on the discussions that he had had with Mr. Agosti on June 23, 2017.

On July 6, 2017, representatives of Takeda were given access to an electronic data room established by the Company to assist Takeda in its on-going due diligence.

On July 13, 2017, the Company contacted Davis Polk & Wardwell LLP, U.S. legal counsel to the Company (“Davis Polk”), Equipo Economico, S.L., Spanish legal counsel to the Company (“Equipo Economico”) and Osborne Clarke BV CVBA, Belgian legal counsel to the Company (“Osborne Clarke”), to provide certain preliminary advice regarding considerations that may be relevant in connection with potential strategic transactions with third parties. Davis Polk, Osborne Clarke and Pablo Olivera from Equipo Economico (when practicing at another firm) had previously acted as legal advisors to the Company.

On July 19, 2017, at Takeda’s request, representatives from the Company and Takeda had an in-person meeting in Boston, United States, to discuss the Proposed Expanded Collaboration and other potential alternative strategic transactions.

On July 21, 2017, representatives from the Company, Takeda and Ernst & Young LLP (“EY”) (advisors to Takeda) held a telephonic meeting to discuss certain due diligence matters raised by Takeda in connection with its consideration of the Proposed Expanded Collaboration, and to further explore other potential collaboration opportunities between the Company and Takeda.

On July 26, 2017, in connection with the ongoing consideration of the Proposed Expanded Collaboration by the Company and Takeda, Mr. Agosti and Mr. Bravo held a telephonic meeting to discuss the status of negotiations between the Company and certain affiliates of Mesoblast Limited (collectively, “Mesoblast”) in connection with a potential licensing agreement between the Company and Mesoblast pursuant to which Mesoblast would grant the Company exclusive access to certain of Mesoblast’s patents to support global commercialization of Cx601 for the local treatment of fistulae (the “Mesoblast Licensing Agreement”), which was relevant to Takeda’s consideration of the Proposed Expanded Collaboration. Over the course of the following three months, representatives from the Company provided representatives from Takeda with periodic updates on the status of the Mesoblast Licensing Agreement negotiations, as appropriate.

On July 31, 2017, the Board of Directors held a telephonic discussion during which certain members of the Company’s senior management provided an update to the Board of Directors on the ongoing discussions between the Company and Takeda in connection with the Proposed Expanded Collaboration. After management, including Mr. Bravo, an executive member of the Board of Directors, had left the discussion, in connection with the Board of Directors’ regular review of senior management compensation, and as part of the ongoing strategic review of the Company’s strategic opportunities, the non-executive members of the Board of Directors then discussed (i) the substantial management time and effort required to consummate a potential strategic transaction, (ii) the compensation senior management would currently be entitled to receive upon the consummation of a strategic transaction, especially a business combination transaction, including relative to comparable international companies, and (iii) the need to appropriately incentivize certain key members of management to pursue a strategic transaction, if such a transaction was determined to be in the best interests of the shareholders by the Board of Directors, in order to maximize shareholder value. In light of the foregoing, it was agreed that the Nomination and Remuneration Committee of the Board of Directors would propose an appropriate incentive plan to meet the aforementioned objectives.

On August 2, 2017, Messrs. Agosti and Bathery again contacted Mr. Bravo to discuss the overall process and due diligence updates. Also that day, at the Company’s request, representatives from the Company and Cowen and Company, LLC (“Cowen”), which had previously provided financing services to the Company, held a telephonic meeting to discuss potential future financing needs of the Company and Cowen’s potential engagement to provide financial advice in connection with the Proposed Expanded Collaboration and other potential alternative strategic transactions.

On August 4, 2017, the Nomination and Remuneration Committee of the Board of Directors held a telephonic meeting to discuss the draft terms and conditions of the Incentive Plan. The Committee noted that (i) the draft met the key objectives discussed by the non-executive members of the Board of Directors, including to appropriately incentivize the Company’s key members of management to pursue a strategic transaction, if such a transaction was determined to be in the best interests of the shareholders by the Board of Directors, in order to maximize shareholder value, (ii) the Board of Directors would be asked to decide upon the proposed Incentive Plan immediately after the successful consummation of a strategic transaction, meaning that the beneficiaries of the Incentive Plan would not be able to claim any rights under the Incentive Plan until the Incentive Plan had been effectively approved by the Board of Directors, (iii) the allocation of the amounts payable under the Incentive Plan would be determined by the Board of Directors immediately following the consummation of a change of control (without involvement from the third party acquirer), (iv) the Incentive Plan applied to all potential change of control transactions, and was therefore not specific to a particular potential buyer, and (v) as a condition to the implementation of the Incentive Plan, a third party acquirer would be required to confirm that such Incentive Plan had no effect on its proposed bid for the Company. The Committee then resolved to ask the Board of Directors to authorize the management team to deliver the terms and conditions of the Incentive Plan to any potential third party acquirer.

On August 14, 2017, Mr. Bathery communicated to Mr. Bravo that Takeda’s Product Review Committee (the “PRC”) was scheduled to meet on August 21, 2017 to discuss the results to date of the due diligence investigation conducted by Takeda in connection with the Proposed Expanded Collaboration and to discuss potential alternative transactions between the Company and Takeda.

On August 25, 2017, at Mr. Bathery’s request, Messrs. Bravo, Agosti and Bathery held a telephonic meeting during which Mr. Bathery conveyed the outcome of the deliberations of the PRC’s meeting on August 21, 2017 and communicated Takeda’s preliminary non-binding proposal to acquire the Company instead of considering the Proposed Expanded Collaboration and other potential alternative transactions, at a price of €1.25 per Share in cash (the “First Proposal”) subject to, among other things, confirmatory due diligence.

Later on August 25, 2017, Mr. Bravo provided an update to Mr. Stéphenne on the matters discussed with Mr. Bathery earlier that day, including Takeda’s First Proposal. Thereafter, Mr. Bravo contacted the members of the Board of Directors to propose holding a telephonic meeting of the Board of Directors on August 28, 2017 to discuss Takeda’s First Proposal.

On August 28, 2017, the Board of Directors held a telephonic discussion, which was attended by certain members of the Company’s senior management and representatives from Equipo Economico. At the meeting, Mr. Bravo updated the Board of Directors on the discussions that he had had with Mr. Bathery, including the terms and conditions of Takeda’s First Proposal. The Board of Directors, the members of the Company’s senior management and the Company’s advisors discussed the terms of the First Proposal. The Board of Directors then discussed the strategic alternatives potentially available to the Company, including (i) continuing to operate as a stand-alone public company and (ii) pursuing a sale of the Company. Following the discussion, the Board of Directors reviewed the Company’s current operations and future prospects, including the current stage of development of Cx601, the likelihood that any strategic acquirer would likely want to control the commercialization of the Company’s lead product candidate, Cx601, and certain preliminary financial analyses in respect of the Company received by the Board of Directors from a third party. In light of the foregoing, the Board of Directors unanimously concluded that Takeda’s First Proposal undervalued the Company and that it was in the best interests of the Company to reject Takeda’s First Proposal. The Board of Directors then discussed Takeda’s request for access to confidential information in connection with the First Proposal, and decided that the proposed offer price was not a sufficient basis on which to grant Takeda’s request for such access. However, the Board of Directors concluded that it would be appropriate to continue discussions with Takeda in order to further explore a potential acquisition transaction with a view to increasing the value being offered, which in turn could provide a sufficient basis on which to provide Takeda with access to the confidential information it requested.

On August 29, 2017, Mr. Bravo communicated to Mr. Bathery that the Board of Directors had decided to reject Takeda’s First Proposal due to the insufficient value of the proposal. Mr. Bravo conveyed to Mr. Bathery that the price indication was not sufficient to persuade the Board of Directors to grant Takeda’s request for due diligence access, although the Board of Directors were open to granting Takeda’s request at a higher price.

On September 5, 2017, as part of the Company’s ongoing review of its strategic opportunities, which included continuing as a stand-alone public company, representatives from the Company and a global investment bank had an in-person meeting at the Company’s offices in Madrid, Spain, to discuss various strategic alternatives to permit the Company to raise capital to finance the production, marketing and distribution of Cx601 instead of entering into a collaboration or business combination transaction with a third party.

During the period between September 5, 2017 and late December 2017, the Company had further discussions from time to time with representatives of Cowen and other investment banks regarding alternatives to raise capital.

On September 6, 2017, the Board of Directors held a telephonic discussion, which was attended by representatives from Cowen and Equipo Economico, to discuss the First Proposal. Representatives from Cowen discussed with the Board of Directors potential actions in response to the First Proposal, including whether to conduct a broad auction process or a targeted market check, the risks inherent in a broad auction process, including the risk of market rumors and speculation, the strategic acquirers who might be interested in a potential acquisition of the Company and potential alternatives to an acquisition, including raising additional financing. The Board of Directors, after considering the advice of the representatives from Cowen, authorized Cowen to include the Company’s name, along with the names of other companies, as a potential acquisition target in Cowen’s ordinary course business development discussions with potential strategic acquirers.

On September 7, 2018, at Takeda’s request, Messrs. Bravo, Agosti and Bathery had an in-person meeting in New York, United States, to discuss the terms of a potential acquisition of the Company by Takeda. Mr. Bravo reiterated to Messrs. Agosti and Bathery that an increase in value would be required in order for the Board of Directors to grant Takeda access to the requested confidential information. Messrs. Agosti and Bathery declined to increase Takeda’s proposed price of €1.25 per Share in cash.

During the period between September 22, 2017 and September 29, 2017, Mr. Bravo, at the instruction of the Board of Directors, and Mr. Bathery held various telephonic meetings to further discuss Takeda’s proposed price to acquire the Company.

On September 27, 2017, as part of a meeting in the ordinary course of business with Party A to discuss potential strategic opportunities, representatives from Cowen raised the potential of an acquisition or other strategic transaction with a number of companies, including the Company. Representatives from Party A did not express any interest in pursuing a potential acquisition of the Company.

On September 29, 2017, at Mr. Bathery’s request, Mr. Bathery and Mr. Bravo held a telephonic meeting during which Mr. Bathery communicated Takeda’s revised preliminary non-binding proposal to acquire the Company at a price of €1.60 per Share in cash (the “Second Proposal”).

On September 30, 2017, Mr. Bravo updated the members of the Board of Directors on the discussions that he had had with Mr. Bathery, including Takeda’s Second Proposal, and proposed a telephonic meeting of the Board of Directors on October 3, 2017 to discuss the Second Proposal in detail.

On October 3, 2017, the Board of Directors held a telephonic meeting, which was attended by representatives from Osborne Clarke and Equipo Economico, to discuss the Second Proposal. Representatives from Osborne Clarke reviewed with the Board of Directors their fiduciary duties in connection with a potential sale of the Company. The Board of Directors and the Company’s advisors further reviewed and discussed the terms of Takeda’s Second Proposal. Following discussion of such matters, the Board of Directors unanimously concluded that the Second Proposal undervalued the Company taking into account, among other matters, higher multiples used in certain comparable transactions and the potential value to Takeda of certain potential synergies as presented to Takeda during the negotiations. Although the Board of Directors found the Second Proposal not acceptable, the Board of Directors concluded that it would be in the best interests of the Company to continue discussions with Takeda in order to explore whether Takeda would be willing to further increase the value of its Second Proposal. The Board of Directors further decided to engage Cowen to serve as the Company’s financial advisor and that Cowen should enter into discussions with Takeda’s financial advisor (Centerview Partners UK LLP (“Centerview”)) to seek a higher price. The Board of Directors then considered the proposed terms and conditions of the Incentive Plan, as presented by Russell Greig, permanent representative of Greig Biotechnology Global Consulting, Inc., the Chairman of the Nomination and Remuneration Committee of the Board of Directors. The Board of Directors reviewed the terms and conditions of the Incentive Plan and, noting the reasons the Nomination and Remuneration Committee had for recommending the Incentive Plan to the Board of Directors, confirmed the interest for the Company and its stakeholders to incentivize management to reach a successful takeover bid, if and when such a bid would be launched, pursuant to the Incentive Plan and authorized management to provide the Incentive Plan to Takeda or any possible bidder requesting access to Company information. The Board of Director noted that it will need to decide on the approval of the Incentive Plan, together with the allocation of the incentive, upon consummation of the takeover bid.

Later on October 3, 2017, Mr. Bravo communicated to Mr. Bathery that the Board of Directors had decided to reject Takeda’s Second Proposal due to the insufficient value of the proposal. Mr. Bravo also conveyed to Mr. Bathery that the Board of Directors was not prepared to grant Takeda’s request for access to certain confidential information at Takeda’s current offer price.

On October 6, 12 and 17, 2017, representatives from the respective financial advisors of the Company (Cowen) and Takeda (Centerview) engaged by telephone on several occasions, discussing the preliminary key terms of any potential acquisition transaction.

On October 11, 2017, the Board of Directors held a telephonic meeting, which was attended by certain members of the Company’s senior management and representatives from Cowen, Equipo Economico and Osborne Clarke, to discuss the progress of the discussions with Takeda and its financial advisor. Representatives from Cowen reviewed with the Board of Directors Cowen’s preliminary financial analysis of the Second Proposal. The Board of Directors, the members of the Company’s senior management and the Company’s advisors discussed the possibility of highlighting certain aspects of Company value through a business due diligence presentation. The Board of Directors determined to propose to Takeda a business due diligence presentation. As part of the Board of Directors’ ongoing review of its strategic opportunities and periodic consideration of the Company’s capital structure, the Board of Directors, together with its advisors, then discussed the potential treatment of the Company’s Warrants in the event of a sale of the Company. The Board of Directors noted that, according to the applicable Warrant plans, vested Warrants would be transferable (and so capable of being tendered into a public takeover bid) upon the commencement of a public takeover bid, but unvested Warrants would not, such that holders of unvested Warrants would not be able to tender their Warrants in a public takeover bid. In light of the foregoing, the Board of Directors approved the accelerated vesting of unvested Warrants held by all Warrant holders other than the Independent Directors upon the commencement of a public takeover bid, in order that all holders of Warrants (other than Independent Directors) would be able to participate in a public takeover bid, if one should be made. The Board of Directors then considered that unvested Warrants held by Independent Directors would not be affected by the foregoing proposal. In order to permit holders of Warrants that are Independent Directors to participate in a public takeover bid, the Board of Directors approved the creation of a one-month exceptional exercise period for all unvested and vested Warrants in the event of a change of control of the Company, which would permit Independent Directors to exercise their unvested Warrants during such exceptional exercise period and then tender Shares (obtained as a result of the exercise of such Warrants) into the public takeover bid.

On October 20, 2017, representatives from the Company, Takeda, Cowen and Centerview had an in-person meeting at the Company’s offices in Madrid, Spain, where representatives from the Company made a business due diligence presentation concerning the Company’s business and future prospects.

On October 27, 2017, at Centerview’s request, representatives from Cowen and Centerview held a telephonic meeting in which representatives from Centerview, on behalf of Takeda, discussed the possibility of Takeda increasing its proposed price to €1.70 per Share in cash (the “Third Proposal”).

On October 29, 2017, the Board of Directors held a telephonic meeting, which was attended by certain members of the Company’s senior management and representatives from Cowen, Equipo Economico and Osborne Clarke. At the meeting, representatives from Cowen provided an update to the Board of Directors on (i) the progress of its discussions to date with Centerview and (ii) the business due diligence presentation on October 20, 2017. Representatives from Cowen indicated that representatives from Centerview, on behalf of Takeda, had orally communicated the Third Proposal, although a written proposal had not yet been received. Representatives from Cowen also conveyed to the Board of Directors the two key areas of concern that Takeda had in relation to the Company: (i) the lack of marketing authorization for Cx601 from the European Commission and (ii) the pendency of negotiations around the Mesoblast Licensing Agreement. The Board of Directors considered the update from the representatives from Cowen, including Takeda’s Third Proposal, and instructed management and Cowen to continue discussions with Centerview to seek a higher price.

Later on October 29, 2017, on the instructions of the Board of Directors, representatives from Cowen and Centerview held a telephonic meeting, at Cowen’s request, in which representatives from Cowen communicated that the offer price would need to be increased.

During the period between October 29, 2017 and December 14, 2017, the Company and Mesoblast exchanged various revised drafts of the Mesoblast Licensing Agreement.

On November 3, 2017, at Centerview’s request, representatives from Cowen and Centerview held a telephonic meeting in which representatives from Centerview, on behalf of Takeda, indicated that Takeda would increase its proposed price to €1.77 per Share in cash. Later that day, representatives from Cowen provided an update to certain members of the Company’s senior management on the discussions that they had had with representatives from Centerview.

On November 6, 2017, at Mr. Agosti’s request, Mr. Agosti and Mr. Bravo held a telephonic meeting during which Mr. Agosti communicated Takeda’s revised non-binding proposal to acquire the Company at an increased price of €1.77 per Share in cash, which upon further discussion, increased to €1.78 per Share in cash (the “Fourth Proposal”). Mr. Agosti explained that the revised proposal was subject to satisfactory completion of Takeda’s confirmatory due diligence, the execution of the Mesoblast Licensing Agreement and the receipt of a positive opinion by the Committee for Medicinal Products for Human Use (“CHMP”) recommending that a marketing authorization be granted for Cx601 (a “Positive CHMP Opinion”). Thereafter, Mr. Bravo contacted the members of the Board of Directors to propose holding a telephonic meeting of the Board of Directors on November 7, 2017 to discuss Takeda’s Fourth Proposal.

On November 7, 2017, the Board of Directors held a telephonic meeting, which was attended by certain members of the Company’s senior management and representatives from Equipo Economico and Osborne Clarke. At the meeting, Mr. Bravo updated the Board of Directors on the discussions that he had had with Mr. Agosti, including the terms and conditions of Takeda’s Fourth Proposal. In view of the fact that a written proposal had not yet been received, the Board of Directors instructed management to continue working in parallel on alternative strategic transactions, including by developing stand-alone plans to permit the Company to raise capital to finance the production and distribution of Cx601. The Board of Directors also discussed the terms of the Fourth Proposal, including (i) the proposed price per Share of €1.78, (ii) the request that the Company support the transaction and undertake not to solicit alternative acquisition proposals, and (iii) Takeda’s request to discuss the terms of the Fourth Proposal with the Company’s largest shareholder, Grifols S.A. Representatives from Osborne Clarke reminded the Board of Directors of their fiduciary duties in connection with a public takeover of the Company. Having considered the advice from the Company’s advisors, the Board of Directors determined that, upon receipt of a written proposal from Takeda with the terms of the Fourth Proposal, it was in the best interests of the Company to execute an acknowledgement of the terms of the Fourth Proposal and provide Takeda with access to confidential information in order for it to complete its confirmatory due diligence investigation. In connection with such due diligence investigation, and subject to receipt of a written proposal from Takeda containing the terms of the Fourth Proposal, the Board of Directors instructed management to negotiate an appropriate amendment to the Original Confidentiality Agreement to expand the scope of the Original Confidentiality Agreement to cover the disclosure of confidential information in connection with the confirmatory due diligence.

On November 8, 2017, as part of a meeting in the ordinary course of business with Party B to discuss potential strategic opportunities, representatives from Cowen raised the potential of an acquisition or other strategic transaction with a number of companies, including the Company. Representatives from Party B did not express any interest in pursuing a potential acquisition of the Company.

On November 10, 2017, representatives from the Company received the Letter of Interest from Takeda setting forth Takeda’s non-binding expression of interest in acquiring the Company at a price of €1.78 per Share in cash, subject to the terms and conditions of the proposal, which included (i) receipt of a Positive CHMP Opinion, (ii) receipt of marketing authorization for Cx601 from the European Commission and (iii) satisfactory completion of Takeda’s confirmatory due diligence, including related to the Company’s freedom to commercialize Cx601 globally.

During the period between November 10, 2017 and November 13, 2017, Mr. Bravo contacted the members of the Board of Directors, indicating that the Letter of Interest was in line with the terms of the Fourth Proposal and with the discussions held during the meeting of the Board of Directors on November 7, 2017. The members of the Board of Directors instructed Mr. Bravo to execute an acknowledgement of the Letter of Interest.

On November 14, 2017, on the instructions of the Board of Directors, Mr. Bravo sent a letter to Mr. Agosti expressing the Company’s commitment to continue working with Takeda to allow it to make a binding offer as soon as possible, noting that the Company’s undertakings under the proposed offer and support agreement would need to be subject to the fiduciary duties of the Board of Directors, and, in accordance with the prior discussions between representatives from the Company and Takeda, confirming the need to amend the Original Confidentiality Agreement to permit Takeda to conduct its confirmatory due diligence investigation. The letter enclosed a duly countersigned copy of the Letter of Interest, dated November 13, 2017, acknowledging receipt of the Letter of Interest.

On November 17, 2017, the Company, Takeda, the Licensor and the Licensee executed the First Addendum to the Original Confidentiality Agreement, which expanded the scope of the Original Confidentiality Agreement in order to provide Takeda with access to confidential information in order to conduct its confirmatory due diligence investigation. In addition, the First Addendum provided for (i) a standstill provision applicable to Takeda (subject to customary carve-outs) and (ii) an exclusivity provision applicable to the Company, which was subject to the fiduciary duties of the Board of Directors and would terminate 10 days after receipt of a Positive CHMP Opinion. Also on November 17, 2017, the Company entered into an engagement letter with Cowen.

During the period between November 17, 2017 and January 4, 2017, Takeda carried out its confirmatory due diligence investigation of the Company with the cooperation of representatives from the Company.

On November 20, 2017, Centerview, on behalf of Takeda, delivered an initial draft of the Offer and Support Agreement to Cowen. Later on the same day, Cowen forwarded the Offer and Support Agreement to the Company and its other advisors.

Between November 21, 2017 and December 11, 2017, representatives from Davis Polk and Osborne Clarke, on behalf of the Company, and DLA Piper UK LLP (“DLA”), on behalf of Takeda, exchanged various drafts of the Offer and Support Agreement, and held numerous telephonic meetings to discuss the same.

On December 1, 2017, Messrs. Bathery and Bravo discussed due diligence and related transaction matters in anticipation of meetings to be held in Madrid, Spain. Later that day, the Board of Directors held a telephonic meeting, which was attended by certain members of the Company’s senior management and representatives from Cowen, Equipo Economico, Davis Polk and Osborne Clarke. At the meeting, Mr. Bravo updated the Board of Directors on the status of the negotiations with Takeda, including in relation to the negotiation of the Offer and Support Agreement. The Board of Directors reviewed the latest draft of the Offer and Support Agreement with the assistance of the Company’s legal and financial advisors and instructed management to try to finalize the Offer and Support Agreement, including by attending an in-person meeting proposed by representatives from Takeda in Madrid, Spain. Members of the Company’s management then updated the Board of Directors on the expected timing of the CHMP opinion, which was expected to be announced on or about December 15, 2017.

On December 4 and 5, 2017, representatives from the Company, Cowen, Davis Polk, Osborne Clarke, Takeda, Centerview and DLA had in-person meetings at the offices of DLA in Madrid, Spain and telephonic meetings, to (i) discuss and review the key actions and timeline of the transaction and (ii) negotiate certain terms and conditions of the Offer and Support Agreement, including the conditions of the offers, the definition of material adverse effect, the regulatory undertaking provision, events of termination and certain deal protection provisions (including termination fees).

On December 11, 2017, Mr. Bathery contacted Mr. Bravo to inform Mr. Bravo that the PRC had determined that Takeda could not execute the Offer and Support Agreement until the Mesoblast Licensing Agreement had been executed and there was more clarity regarding the COMP’s (Committee for Orphan Medicinal Products) recommendation to withdraw Cx601 from the European Commission register of orphan drugs and the potential effect that such withdrawal could have on the Company. Mr. Bravo promptly informed the Board of Directors that until the two conditions communicated by Mr. Bathery were met, the potential transaction would not proceed.

On December 12, 2017, in preparation for a meeting of the Board of Directors the following day, representatives from the Company, Osborne Clarke, Davis Polk and Cowen held a telephonic meeting to discuss the Company’s stand-alone plans to raise capital to finance the production and distribution of Cx601 as an alternative to the acquisition transaction with Takeda.

On December 13, 2017, the Board of Directors held a telephonic meeting, which was attended by certain members of the Company’s senior management and representatives from Cowen, Equipo Economico, Davis Polk and Osborne Clarke. At the meeting, Mr. Bravo updated the Board of Directors on the status of negotiations with Takeda, including the fact that as a result of the decision by the PRC, the acquisition transaction was on hold. Mr. Bravo then updated the Board of Directors on the discussions between the management and the Company’s advisors that had taken place the preceding day, including in relation to the Company’s plans to raise capital as a stand-alone company. The Board of Directors discussed the latest developments and decided to proceed with the Company’s stand-alone plans to raise capital to finance the production and distribution of Cx601 as an alternative to the acquisition transaction with Takeda. The Board of Directors then instructed Mr. Bravo to inform representatives from Takeda that the Company would be proceeding with its plans to prepare to develop and commercialize Cx601 as a stand-alone company, which may include a capital raising. Mr. Bravo subsequently contacted Mr. Bathery in accordance with the Board of Directors’ instructions.

On December 15, 2017, the Company announced that the Mesoblast Licensing Agreement had been executed and that a Positive CHMP Opinion had been received.

On December 17, 2017, Mr. Bathery contacted Mr. Bravo to inform Mr. Bravo that Takeda was interested in re-starting the negotiations of a potential acquisition transaction, and reaffirmed the offer price contained in the Fourth Proposal. Thereafter, Mr. Bravo contacted the members of the Board of Directors and they instructed him to re-engage in negotiations with Takeda.

During the period between December 17, 2017 and January 4, 2018, representatives from Davis Polk and Osborne Clarke, on behalf of the Company, and DLA, on behalf of Takeda, exchanged various drafts of the Offer and Support Agreement, and held numerous telephonic meetings to discuss and negotiate the same.

On December 19, 2017, representatives from the Company, Davis Polk, Osborne Clarke, Takeda and DLA held a telephonic meeting to discuss the revised draft of the Offer and Support Agreement circulated by DLA on December 17, 2017, including the following key terms: (i) the conditions to the offer, including the minimum acceptance condition, (ii) the definition of material adverse effect, (iii) events of termination and (iv) certain deal protection provisions (including termination fees). Throughout these discussions, the Company and its legal advisors reiterated the importance of closing certainty and the need for a reverse termination fee in certain circumstances, including if Takeda failed to launch its takeover bid.

On December 28, 2017, Messrs. Bathery and Bravo communicated regarding the status of the potential acquisition transaction and related diligence, process and documentation matters.

On January 3, 2018, the Board of Directors held a telephonic meeting, which was attended by certain members of the Company’s senior management and representatives from Cowen, Equipo Economico, Davis Polk and Osborne Clarke. At that meeting, the Board of Directors (i) discussed the terms of the Directors’ and CFO’s Irrevocable Undertakings, including the spousal consents as requested by Takeda, (ii) received a presentation from representatives from Cowen regarding Cowen’s preliminary financial analysis of the proposed consideration of €1.78 per Share to be received by the holders of the Shares in the Offers, (iii) reviewed the near-final draft of the Offer and Support Agreement and received a presentation by Davis Polk summarizing certain key terms of the draft Offer and Support Agreement, including (A) the termination fee payable by the Company in certain circumstances, (B) the conditions to the offer, once launched, and (C) the events of termination, and (iv) reviewed and approved the contents of the Company’s draft press release announcing the proposed transaction.

On January 4, 2018, the Board of Directors held a telephonic meeting, which was attended by certain members of the Company’s senior management and representatives from Cowen, Equipo Economico, Davis Polk and Osborne Clarke. At the meeting, the Board of Directors, the members of the Company’s senior management and the Company’s advisors discussed the terms of the Offer and Support Agreement, the strategic and financial rationale of the proposed transaction and reviewed the Board of Directors’ fiduciary duties under Belgian law in considering the proposed transaction. Representatives from Cowen then reviewed with the Board of Directors Cowen’s financial analysis of the proposed consideration of €1.78 per Share to be received by the holders of the Shares in the Offers, responded to questions from the Board of Directors regarding its financial analysis and delivered its opinion to the Board of Directors to the effect that, as of January 4, 2018, and subject to the various assumptions and limitations set forth therein, the consideration of €1.78 per Share to be received by the holders of the Shares in the Offers was fair, from a financial point of view, to such holders, other than Takeda and its affiliates, as more fully described below under “—(d) Opinion of the Company’s Financial Advisor”. Following those presentations, among other things, the Board of Directors unanimously (i) determined that the Offer and Support Agreement and the transactions contemplated thereby, including the Offers, were advisable and in the best interests of the Company and the holders of Securities, (ii) approved and adopted the Offer and Support Agreement and the transactions contemplated by the Offer and Support Agreement, including the Offers, in accordance with the requirements of Belgian law, delegating the authority to finalize and execute the Offer and Support Agreement in the Company’s Chief Executive Officer, Eduardo Bravo, and (iii) resolved to support the Offers, if and when effectively launched, subject to review of the Belgian Prospectus.

On January 4, 2018, the members of the Board of Directors and the Chief Financial Officer of the Company (Claudia D’Augusta) executed the Directors’ and CFO’s Irrevocable Undertakings, on substantially the same terms as the Shareholders’ Irrevocable Undertakings.

On January 5, 2018, Gri-Cel S.A. and its affiliate Grifols Worldwide Operations Ltd. executed the Shareholders’ Irrevocable Undertakings. Also that day, the Offer and Support Agreement was executed by Takeda and the Company. Later on the same day, Takeda and the Company each issued a press release announcing the proposed transaction.

Reasons for the Recommendation

Reasons for the Recommendation of the Company Board of Directors

In evaluating the Offer and Support Agreement and the transactions contemplated thereby, including the Offers, the Board of Directors consulted with the Company’s senior management, outside legal counsel and financial advisors. The Board of Directors has unanimously (i) determined that the Offer and Support Agreement and the transactions contemplated thereby, including the Offers, are advisable and in the best interests of the Company and the holders of Securities, (ii) approved and adopted the Offer and Support Agreement and the transactions contemplated by the Offer and Support Agreement, including the Offers, in accordance with the requirements of Belgian law, delegating the authority to finalize and execute the Offer and Support Agreement in the Company’s Chief Executive Officer, Eduardo Bravo, and (iii) recommended that holders of Securities accept the Offers and tender their Securities to Takeda pursuant to the Offers, as applicable.

The following discussion includes the material reasons and factors considered by the Board of Directors in making its recommendation, but is not, and is not intended to be, exhaustive:

1.	Strategic Alternatives. The Board of Directors considered the trends in the industry and certain strategic alternatives available to the Company, including the alternative to remain an independent public company, as well as the risks and uncertainties associated with such alternatives and the challenges associated with the industry’s current and expected competitive environment. The Board of Directors determined not to pursue those alternatives in light of its belief that the Offers maximized shareholder value and represented the best transaction reasonably available to shareholders while also minimizing operational disruption and execution risk.

2.	Financial Terms/Premium to Market Price. The Offer Price to be paid by Takeda would provide the Company’s shareholders with the opportunity to receive a significant premium over the market price of the Shares and ADSs. The Board of Directors reviewed the historical market prices and trading information with respect to the Shares and ADSs.

3.	Opinion of the Company’s Financial Advisor. The Board of Directors considered the financial analysis and opinion of Cowen, the Company’s financial advisor, to the Board of Directors to the effect that, as of January 4, 2018, and subject to the various assumptions and limitations set forth therein, the consideration of €1.78 per Share to be received by the holders of the Shares in the Offers was fair, from a financial point of view, to such holders, other than Takeda and its affiliates, which is described in further detail below under “—(d) Opinion of the Company’s Financial Advisor”.

4.	Cash Tender Offers; Certainty of Value. The Board of Directors noted that the form of consideration to be paid to the holders of the Securities in the Offers was all-cash and considered the certainty of value and immediate liquidity of such cash consideration.

5.	The Company’s Operating and Financial Condition and Prospects. The Board of Directors is familiar with the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company. The Board of Directors believes, on the basis of this familiarity, that the consideration to be received by the holders of Securities in the transaction fairly reflects the Company’s intrinsic value, including its potential for future growth.

6.	Future Availability of Takeda Offer. The Board of Directors considered the risk that if the Company did not accept Takeda’s offer, there may not have been another opportunity to do so.

7.	Likelihood of Consummation. The Board of Directors considered that the Offers would likely be consummated in light of (i) the fact Takeda has the financial ability and willingness to consummate the

Offers, (ii) the Offers are not subject to any financing condition, (iii) the reputation and financial condition of Takeda, and Takeda’s general ability to complete acquisition transactions, and (iv) the Board of Directors’ view that the Conditions are likely to be met.

8.	Ability to Respond to Certain Unsolicited Takeover Proposals. The Board of Directors considered that the Offer and Support Agreement permits the Board of Directors to respond to a bona fide written unsolicited proposal for a competing bid under articles 37 to 41 of the Belgian Royal Decree of 27 April 2007 on public takeover bids from a third party, including by withdrawing or modifying its recommendation to holders of Securities or terminating the Offer and Support Agreement, which (i) the Board of Directors reasonably believes (taking financial, regulatory and timing aspects into account and based on advice from reputable independent financial advisors as well as advice from professional legal counsel regarding the compliance of such competing bid with the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids, as well as any implementing laws, regulations and regulatory guidance) to be a serious potential bidder that is capable (from a financial perspective) of launching such competing bid and (ii) the Board of Directors determines in good faith to be more favorable to the holders of Securities than the Offers, provided that in such case the Company will not provide any assistance to the third party (whether through Q&A process or otherwise) other than providing access to the same virtual data room as provided to Takeda.

9.	Speed of Completion. The Board of Directors considered the anticipated timing of the consummation of the Offers, and the structure of the transaction as a tender offer for the Securities, which, subject to the satisfaction or waiver of the applicable Conditions set forth in the Offer and Support Agreement, should allow holders of Securities to receive the consideration for their Securities in a relatively short timeframe. The Board of Directors considered that the potential for closing the Offers in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential disruption and uncertainty pending closing.

10.	Minimum Acceptance Condition; Terms of the Offers. The Board of Directors considered the terms and conditions of the Offers, and the Offer and Support Agreement, including the fact that the Offers are conditioned, among other Conditions, on the Minimum Acceptance Condition. The Board of Directors was aware that the Minimum Acceptance Condition was set below the level of acceptances required for Takeda to conduct a squeeze-out under Belgian law and the fact that Takeda may waive the Minimum Acceptance Condition.

11.	Irrevocable Undertakings. The Committed Equityholders, solely in their capacities as holders of Securities, as applicable, are supportive of the transaction and have agreed, pursuant and subject to the conditions of the Irrevocable Undertakings, to tender their Securities, as applicable, representing approximately 14.6% of the outstanding Securities on a fully diluted basis as of April 26, 2018, subject to the terms and conditions of the Irrevocable Undertakings, as more fully described in “—(c) Intent to Tender” below.

12.	Product Development and Regulatory Risks. The Board of Directors considered the risks inherent in the development and eventual commercialization of the Company’s product candidates, the risks related to seeking approval for marketing from the U.S. Food and Drug Administration and the European Commission (including any potential conditions or contingencies of such approvals) and the risks related to market acceptance of the Company’s product candidates, if approved, and other factors affecting the revenues and profitability of biopharmaceutical products generally.

13.	Product Launch and Commercialization Risks. The Board of Directors considered the significant risks and considerable costs associated with a successful launch and commercialization by the Company of its product candidates. The Board of Directors recognizes that Takeda will be able to launch any potential future products using its commercial infrastructure, which would be a significant cost for the Company if it were to commercialize the products on its own.

14.	Existing Resources. The Board of Directors considered the fact that the Company may require additional capital in order to complete the remaining clinical development for its product candidates and potentially commercialize these product candidates, as well as fund its other ongoing operations. The Board of Directors recognizes that, while the Company may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could be highly dilutive to the Company’s existing stockholders, might be available only on unfavorable terms, or might not be available at all.

15.	Offer and Support Agreement. The Board of Directors considered the provisions of the Offer and Support Agreement, including the respective representations, warranties, covenants, conditions and termination rights of the parties and the termination fees payable. In particular:

•	Regulatory Undertaking by Takeda. The Board of Directors considered that the Offers are subject to a waiting period and appropriate regulatory clearance. The Board of Directors further considered the fact that there was a high likelihood of securing the U.S. antitrust clearance.

•	Termination Fee. The Board of Directors considered the fact that the Company must pay Takeda a termination fee of €5.4 million in circumstances where the Company recommends or accepts an alternative transaction. The Board of Directors also considered the fact the Company must pay Takeda a termination fee of €2.7 million under certain other circumstances.

•	Reverse Termination Fee. The Board of Directors considered the fact that Takeda must pay the Company a reverse termination fee, the size and form of consideration of which varies depending on the circumstances of the termination.

•	Conditions; Material Adverse Effect. The Board of Directors considered the reasonable likelihood of the consummation of the transactions contemplated by the Offer and Support Agreement in light of the limited conditions to Takeda’s obligations to accept for payment and pay for the Securities tendered pursuant to the Offers. The Board of Directors also considered that the absence of a Material Adverse Effect (as defined in the Offer and Support Agreement) on the Company was a Condition, and the definition of Material Adverse Effect provides, among other matters, that (i) a negative impact of more than €15 million after taxes on the Company’s consolidated net assets is deemed to be a Material Adverse Effect and (ii) changes resulting from general economic conditions will not be taken into account when determining whether a Material Adverse Effect has occurred. The Board of Directors recognized that the provisions in the Offer and Support Agreement relating to the Conditions and the definition of Material Adverse Effect were insisted upon by Takeda as a condition to entering into the Offer and Support Agreement.

The Board of Directors also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Offer and Support Agreement, including the Offers, including:

1.	Risk of Non-Consummation. The possibility that the transactions contemplated by the Offer and Support Agreement might not be consummated, the fact that if the Offers are not consummated, the Company’s directors, senior management and other employees will have spent extensive time and effort and will have experienced significant distractions from their work during the pendency of the proposed transaction, the fact that the Company will have incurred significant transaction costs, and the possibility that the Company’s continuing business could potentially suffer a loss of customers, business partners and employees.

2.

Termination Fee and Expenses; Inability to Solicit Other Takeover Proposals. The covenant in the Offer and Support Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. In addition, the Board of Directors considered the possibility that the €5.4 million termination fee, payable in circumstances where the Company recommends or accepts an alternative transaction in response to an unsolicited acquisition proposal, could potentially dissuade a potential acquirer from proposing a transaction that could be of greater value to the holders of Securities than the Offers. The Board of Directors was of the view that (i) this termination fee was reasonable, given the bidding and negotiation process that had been followed by the Company and the other terms of the Offer and Support Agreement, (ii) the termination fee would not likely deter competing bids and (iii) two strategic acquirers who might have been interested in acquiring the Company had confirmed they were not interested. The Board of Directors also considered the fact that the Offer and Support Agreement provides that the Company would be obligated to pay a termination fee of €2.7 million under certain other circumstances.

3.	Impact of Announcement on the Company. The effect of the public announcement of the Offer and Support Agreement, including effects on the Company’s existing partnerships, other commercial relationships, operating results and stock price, and the Company’s ability to attract and retain key management and other personnel.

4.	Restrictions on the Company’s Conduct of Business. The potential limitations on the Company’s pursuit of business opportunities due to certain covenants in the Offer and Support Agreement, whereby the Company has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Takeda (which consent shall not be unreasonably withheld, conditioned or delayed). The Board of Directors further considered that these restrictions could delay or prevent the Company from undertaking business and financing opportunities that may arise prior to, or after, the Completion Date and may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all and develop its business.

5.	No Shareholder Participation in Future Growth or Earnings. The Board of Directors considered the fact that the nature of the transaction as a cash transaction would prevent the holders of Securities from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the Company.

The foregoing discussion of the information and factors considered by the Board of Directors is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. The numerical ordering of the foregoing information and factors does not reflect the order of importance placed on any factor by the Board of Directors. In view of the wide variety of reasons and factors considered, the Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board of Directors did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board of Directors conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offers.

(c) Intent to Tender.

On January 4, 2018 the Offeror entered into irrevocable undertakings with the members of the Board of Directors and the Chief Financial Officer of the Company (Claudia D’Augusta) (the “Directors’ and CFO’s Irrevocable Undertakings”), and on January 5, 2018 the Offeror entered into irrevocable undertakings with two shareholders of the Company (Gri-Cel S.A. and its affiliate Grifols Worldwide Operations Ltd., holding 32,238,178 Shares and 359,490 ADSs, respectively) (the “Shareholders’ Irrevocable Undertakings” and together with the Directors’ and CFO’s Irrevocable Undertakings, the “Irrevocable Undertakings”) pursuant to which, subject to certain terms and conditions, the Committed Equityholders agreed to tender and not withdraw the Securities owned by such Committed Equityholders, as applicable, into the Offers. The Committed Equityholders collectively hold approximately 14.6% of the outstanding Securities on a fully diluted basis as of April 26, 2018.

Pursuant to the Directors’ and CFO’s Irrevocable Undertakings, the Independent Directors agreed to (i) exercise any Warrants not tendered to the Offeror during the Initial Acceptance Period during the Exceptional Exercise Period within one (1) week following the date of payment of the Shares and Warrants tendered in the Belgian Offer following closing of the Initial Acceptance Period, and (ii) tender their Shares and Warrants into the Offers (during the first ten (10) business days following the publication of the Belgian Prospectus (which was published on April 27, 2018) in respect of Shares, and during the first eight (8) business days after the opening of the Second Acceptance Period in respect of Shares obtained as a result of the exercise of the Warrants during the Exceptional Exercise Period), provided that the price per Share would not be below €1.78 per Share, with the option to either tender their vested Warrants to the Offeror during the Initial Acceptance Period at the price per Warrant that is not lower than as set out in Schedule 1 of the Directors’ and CFO’s Irrevocable Undertakings, or to exercise such vested Warrants (together with its unvested Warrants) during the Exceptional Exercise Period. In addition, Eduardo Bravo (Chief Executive Officer of the Company) and Claudia D’Augusta (Chief Financial Officer of the Company) agreed to tender their Shares and Warrants into the Offers during the first ten (10) business days following the publication of the Belgian Prospectus (which was published on April 27, 2018), provided that the price per Share would not be below €1.78 per Share and the price per Warrant would not lower than as set out in Schedule 1 of the Directors’ and CFO’s Irrevocable Undertakings.

The members of the Board of Directors and the Chief Financial Officer of the Company (Claudia D’Augusta) further agreed, subject to certain terms and conditions, to (i) not withdraw their acceptance of the Offers in respect of any Shares and Warrants regardless of any right of withdrawal contained in the terms and conditions of the Offers or any legal right to withdraw, (ii) not deal in any manner in any securities of the Company, and (iii) exercise or procure the exercise by proxy or in person of the votes attaching to the Shares in respect of any resolution proposed at any general shareholders’ meeting of the Company, or at any adjournment thereof (x) in favor of any such resolution the passing of which is necessary to fulfil any condition of the Offers, (y) against any such resolution whose passing is required in connection with any offer for the Company’s securities that is made by a person other than the Offeror, and (z) against any such resolution which, if passed, might result in any condition of the Offers not being fulfilled or which might impede or frustrate the Offers in any way.

The Directors’ and CFO’s Irrevocable Undertakings remain valid and in force until any of the following occur, at which date and time such Directors’ and CFO’s Irrevocable Undertakings will immediately and automatically lapse: (i) the Belgian Offer is not made (by the posting of the Belgian Prospectus in Belgium) by February 16, 2018 or such later time or date as the Offeror and the Company agree, (ii) the Offers lapse or are withdrawn without becoming unconditional in all respects, or (iii) a third party launches a competing bid under articles 37 to 41 of the Belgian Royal Decree of 27 April 2007 on public takeover bids that the Board of Directors determines in good faith to be more favorable to the holders of securities in the Company than the Offers and (x) no longer recommends and supports the Offers and (y) expresses a preference for the competing bid, or otherwise recommends it to the holders of the securities in the Company, in accordance with its fiduciary duties. Additionally, the Directors’ and CFO’s Irrevocable Undertakings would have immediately and automatically lapsed if the Offeror had not announced its intention to Offer by January 8, 2018. Lapse of the Directors’ and CFO’s Irrevocable Undertakings shall be without prejudice to the rights of any party in respect of any breach of the irrevocable undertaking by the other party prior to such lapse.

Pursuant to the Shareholders’ Irrevocable Undertakings, Gri-Cel S.A. and its affiliate Grifols Worldwide Operations Ltd. agreed, subject to certain terms and conditions, to (i) tender their Shares and ADSs, as applicable, into the Offers during the first five (5) business days following the publication of the Belgian Prospectus (which was published on April 27, 2018), provided that the Offer Price would not be below €1.30 per Share, (ii) provide reasonable support to the Offeror in completing the Offers and to refrain from any actions that could adversely affect the success of the Offers (including, but not limited to, soliciting any third party to analyze, organize or otherwise initiate a potential public takeover bid, merger, or any other transaction that would relate to a transfer (in the broadest sense possible) of all or a significant part of the securities or assets of any members of the Group, excluding the transfer of goods or provision of services in the Group’s ordinary course of business consistent with past practice, (iii) not withdraw their acceptance of the Offers in respect of any such Shares and ADSs, as applicable, regardless of any right of withdrawal contained in the terms and conditions of the Offers or any legal right to withdraw, (iv) not deal in any manner in any securities of the Company, and (v) exercise or procure the exercise by proxy or in person of the votes attaching to the Shares and ADSs in respect of any resolution proposed at any general shareholders’ meeting of the Company, or at any adjournment thereof (x) in favor of any such resolution the passing of which is necessary to fulfil any condition of the Offers, (y) against any such resolution whose passing is required in connection with any offer for the Company’s securities that is made by a person other than the Offeror, and (z) against any such resolution which, if passed, might result in any condition of the Offers not being fulfilled or which might impede or frustrate the Offers in any way.

The Shareholders’ Irrevocable Undertakings remain valid and in force until any of the following occur, at which date and time such Shareholders’ Irrevocable Undertakings will immediately and automatically lapse: (i) the Belgian Offer is not made (by the posting of the Belgian Prospectus in Belgium) by March 30, 2018 or such later time or date as the Offeror and the Company agree, (ii) the Offers lapse or are withdrawn without becoming unconditional in all respects, or (iii) upon Completion of the Bid following tender of the Shares and ADSs by Gri-Cel S.A. and Grifols Worldwide Operations Ltd., respectively. Additionally, the Shareholders’ Irrevocable Undertakings would have immediately and automatically lapsed if the Offeror had not published a press release to announce the intended Offers by January 12, 2018.

The summary of the Irrevocable Undertakings contained in “Section 14. Summary of the Transaction Agreement and Related Agreements” of the U.S. Offer to Purchase, which is filed as Exhibit (a)(1)(A) to this Statement, is incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Directors’ and CFO’s Irrevocable Undertakings and the Shareholders’ Irrevocable Undertakings, which have been filed as Exhibits (e)(5), (e)(6) and (e)(7) to this Statement and are incorporated by reference herein.

(d) Opinion of the Company’s Financial Advisor.

Pursuant to an engagement letter dated November 17, 2017, the Company retained Cowen to act as its financial advisor in connection with the Offers and to render an opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares, other than the Offeror and its affiliates, in the Offers.

On January 4, 2018, Cowen delivered its opinion to the Board of Directors to the effect that, as of that date and subject to the various assumptions and limitations set forth therein, the consideration of €1.78 per Share to be received by the holders of the Shares in the Offers was fair, from a financial point of view, to such holders, other than the Offeror and its affiliates.

The full text of the written opinion of Cowen, dated January 4, 2018, is attached as Annex A hereto and is incorporated by reference. The Company encourages stockholders to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen’s analyses and opinion were prepared for and addressed to the Board of Directors and were directed only to the fairness, from a financial point of view, of the consideration of €1.78 per Share to be received by the holders of the Shares in the Offers, other than the Offeror and its affiliates. Cowen’s opinion is not a recommendation to the holders of Securities or any other person as to whether such holder or such person should tender Securities in the Offers or take any other action in connection with the Offers or otherwise.

In arriving at its opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	a draft of the Offer and Support Agreement dated January 4, 2018;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by the management of the Company;

•	certain internal financial analyses, probability-weighted financial forecasts, reports and other information concerning the Company prepared by the management of the Company (the “Management Projections”);

•	discussions Cowen had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters Cowen deemed relevant;

•	certain projected operating results of the Company as compared to publicly available projected operating results of certain publicly traded companies Cowen deemed relevant;

•	the reported price and trading history of the Shares as compared to the reported price and trading histories of certain publicly traded companies Cowen deemed relevant;

•	certain financial terms of the Offers as compared to the financial terms of certain selected business combinations Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, Cowen, with the consent of the Board of Directors, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by the Company or which was publicly available or was otherwise reviewed by Cowen. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Cowen relied upon, without independent verification, the assessment of the management of the Company as to (i) the potential impact on the Company of market and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the biotechnology, life sciences and pharmaceutical sectors in which the Company operates, (ii) the Company’s existing and future products and product candidates, including the viability of, and risks associated with, such products and product candidates, (iii) the probabilities of successful commercialization of, and projected worldwide sales attributable to, such products and product candidates (including, without limitation, the timing and probabilities of successful development, testing, manufacturing and marketing thereof; approval thereof by relevant governmental authorities; product-related sales prices and market discounts, annual sales price increases and volumes with respect thereto; the validity and life of patents with respect thereto; and the potential impact of branded and generic competition thereon) and (iv) the size and timing of future financing needs of the Company. In addition, Cowen did not conduct nor assume any obligation to conduct any physical inspection of the properties or facilities of the Company. Cowen further relied upon the Company’s representation that all information provided to it by the Company was accurate and complete in all material respects. Cowen, with the consent of the Board of Directors, assumed that the Management Projections were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that such forecasts provided a reasonable basis for its opinion. Cowen expressed no opinion as to the Management Projections or the assumptions on which they were made. Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Cowen became aware after the date of its opinion.

Cowen assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to Cowen. Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor was Cowen furnished with such materials. In addition, Cowen did not evaluate the solvency or fair value of the Company or the Offeror under any laws relating to bankruptcy, insolvency or similar matters. Cowen’s opinion does not address any legal, tax or accounting matters related to the Offer and Support Agreement or the Offers, as to which it assumed that the Company and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. In issuing its opinion, Cowen did not act as an independent expert within the meaning of articles 20 to 23 of the Belgian Royal Decree of 27 April 2007 on public takeover bids. Cowen’s opinion addressed only the fairness of the consideration of €1.78 per Share, from a financial point of view, to the holders of the Shares, other than the Offeror and its affiliates. Cowen expressed no view as to any other aspect or implication of the Offers or any other agreement, arrangement or understanding entered into in connection with the Offers or otherwise. Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of its opinion. It should be understood that although subsequent developments may affect Cowen’s opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion and expressly disclaims any responsibility to do so. Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by any governmental authority or any regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the International Accounting Standards Board, the SEC, the Financial Accounting Standards Board, or any similar regulatory body or board. In Cowen’s analyses and opinion, it utilized a publicly available Euro to U.S. Dollar exchange rate, and it assumed that such exchange rate is reasonable to utilize for purposes of its analyses and that any currency or exchange rate fluctuations would not be material in any respect to its analyses or opinion. Cowen did not assess or consider, for purposes of its analyses or opinion, foreign currency exchange risks associated with the Offers.

For purposes of rendering its opinion, Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Offer and Support Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Offer and Support Agreement and that all Conditions would be satisfied without waiver thereof. Cowen assumed that the final form of the Offer and Support Agreement would be substantially similar to the last draft reviewed by Cowen. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Offer and Support Agreement would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Offers. Cowen assumed that the Offers would be consummated in a manner that complies with applicable law.

Cowen’s opinion was intended for the benefit and use of the Board of Directors in its consideration of the financial terms of the Offers and may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with Cowen’s prior written approval. However, Cowen’s opinion may be reproduced in full in disclosure documents relating to the Offers which the Company is required to file under the Securities Exchange Act of 1934, as amended, including this Statement, or under the Belgian Law of 1 April 2007 on public takeover bids and the Belgian Royal Decree of 27 April 2007 on public takeover bids. Cowen’s opinion is not a recommendation to any holder of Securities or any other person as to whether such person should tender his or her Securities in the Offers or to take any other action in connection with the Offers or otherwise. Cowen was not requested to opine as to, and its opinion did not in any manner address, the Company’s underlying business decision to effect the Offers or the relative merits of the Offers as compared to other business strategies or transactions that might have been available to the Company. Additionally, Cowen was not authorized or requested to, and did not, solicit alternative offers for the Company or its assets, nor has Cowen investigated any other alternative transactions that may be available to the Company. In addition, Cowen was not requested to opine as to, and its opinion did not in any manner address, (i) the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company, (ii) the fairness of the Offers or any consideration paid to the holders of any other class of securities, creditors or other constituencies of the Company, or (iii) whether the Offeror has sufficient cash, available lines of credit or other sources of funds to enable it to pay the consideration of €1.78 per Share.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the Board of Directors and the management of the Company the assumptions on which such analyses were based and other factors, including the historical and projected financial results of the Company. The following summary does not purport to be a complete description of the financial analyses performed by Cowen. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 4, 2018 (including a foreign exchange rate of 0.85 Euros per U.S. Dollar, the three-month average Euro per U.S. Dollar foreign exchange rate as of December 29, 2017), and is not necessarily indicative of current or future market conditions. References in the following summary to closing or trading price per Share refer to closing or trading price per Share on Euronext Brussels on the date or dates referenced.

Transaction Overview

For informational purposes only, Cowen noted that the Price Per Share of €1.78 represented an implied premium of approximately:

•	78.2% over the closing price per Share on January 3, 2018 (€0.999), the last full trading day prior to the date Cowen rendered its opinion to the Board of Directors;

•	83.1% over the closing price per Share on the 30th day immediately preceding January 3, 2018 (€0.97 on December 4, 2017);

•	65.1% over the closing price per Share on the 90th day immediately preceding January 3, 2018 (€1.08 on October 5, 2017);

•	96.7% over the closing price per Share on the 180th day immediately preceding January 3, 2018 (€0.91 on July 7, 2017);

•	49.7% over the intraday high price per Share during the 52 weeks ending January 3, 2018 (€1.19 on December 15, 2017);

•	39.1% over the intraday high price per Share during the five years ending January 3, 2018 (€1.28 on August 31, 2015);

•	160.6% over the intraday low price per Share during the 52 weeks ending January 3, 2018 (€0.68 on January 25, 2017);

•	709.1% over the intraday low price per Share during the five years ending January 3, 2018 (€0.22 on July 31, 2013);

•	74.6% over the volume weighted average price, or VWAP, per Share during the 30 days immediately preceding January 3, 2018 (€1.02);

•	75.5% over the VWAP per Share during the 90 days immediately preceding January 3, 2018 (€1.01); and

•	77.4% over the VWAP per Share during the 180 days immediately preceding January 3, 2018 (€1.00).

For informational purposes only, Cowen also reviewed five recently published, publicly available research analyst reports regarding the Company. These research analyst reports set 12-month undiscounted price targets for the ADSs, which, on a Share equivalent basis (one ADS represents 20 Shares), and when converted into Euros at a foreign exchange rate of 0.85 Euros per U.S. Dollar (representing the three-month average Euro per U.S. Dollar foreign exchange rate as of December 29, 2017), ranged from €1.28 to €2.13 per Share.

Analysis of Selected Publicly Traded Companies

To provide contextual data and comparative market information, Cowen compared selected operating and financial data and multiples for the Company to the corresponding data and multiples of certain late-clinical stage biotechnology companies (the “Selected Companies”) whose securities are publicly traded and that Cowen believed in the exercise of its professional judgment to have one or more business or operating characteristics, market valuations and trading valuations similar to what might be expected of the Company. These companies were:

Selected Companies

•	Aurinia Pharmaceuticals Inc.

•	Clementia Pharmaceuticals Inc.

•	Edge Therapeutics, Inc.

•	Hansa Medical AB

•	Kiadis Pharma N.V.

•	MyoKardia, Inc.

The data and multiples reviewed by Cowen included the market capitalization of equity plus debt and debt-like instruments less cash (“Enterprise Value”) of each of the Selected Companies, as a multiple of estimated revenue for calendar year 2023 (“CY2023E”), which is referred to below as “Enterprise Value/CY2023E Revenue.” Estimated revenue for the Selected Companies (except for Kiadis Pharma N.V., which was not publicly available) was based on publicly available consensus research analyst estimates, per Capital IQ.

The following table presents the multiple of Enterprise Value/CY2023E Revenue for the Selected Companies (except for Kiadis Pharma N.V.). The information in the table is based on the closing stock prices of the Selected Companies per Capital IQ on December 29, 2017.

	Low	Mean	Median	High
Enterprise Value / CY2023E Revenue(1)	0.5x	0.9x	0.9x	1.6x

(1)	The multiple for Kiadis Pharma N.V. was excluded because it was not publicly available.

Based upon the information presented above, Cowen’s experience in the biotechnology sector and its professional judgment, Cowen selected an implied reference multiple range. The following table presents the implied value per Share based on the selected multiple range and using the Company’s probability-weighted revenue provided by the Company’s management as part of the Management Projections for calendar year 2023, compared to the closing price per Share on January 3, 2018 of €0.999 and the Price Per Share of €1.78:

	Reference Multiple Range	Implied Price Per Share
Enterprise Value / CY2023E Revenue	0.6x - 1.3x	€0.35 - €0.66

Although the Selected Companies were used for comparison purposes, none of those companies is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies and the Company to which they are being compared.

Analysis of Selected Transactions

Cowen reviewed the financial terms, to the extent publicly available based on company filings, press releases and research analyst reports, of seven transactions (the “Selected Transactions”) involving the acquisition of late-clinical stage biotechnology companies and that Cowen believed in the exercise of its professional judgment to have one or more business or operating characteristics, market valuations and trading valuations that Cowen deemed relevant. These transactions and the dates announced were:

Month and Year Announced	Target	Acquirer
July 2017	NeuroDerm Ltd.	Mitsubishi Tanabe Pharma Corporation
January 2017	CoLucid Pharmaceuticals, Inc.	Eli Lilly and Company
September 2016	Tobira Therapeutics, Inc.	Allergan plc
September 2016	Vitae Pharmaceuticals, Inc.	Allergan plc
August 2016	Cynapsus Therapeutics Inc.	Sunovion Pharmaceuticals Inc.
January 2016	Biotie Therapies Corp.	Acorda Therapeutics, Inc.
July 2015	Receptos, Inc.	Celgene Corporation

The data and multiples reviewed by Cowen included the Enterprise Value paid in each of the Selected Transactions as a multiple of estimated probability-weighted worldwide peak revenue (“Projected Peak Revenue”) from the target company’s management, as publicly disclosed in the relevant SEC filings or from publicly available research analyst reports.

The following table presents the multiples of Enterprise Value to Projected Peak Revenue:

	Low	Mean	Median	High
Enterprise Value / Projected Peak Revenue	0.5x	0.9x	0.9x	1.3x

Based upon the information presented above, Cowen’s experience in the biotechnology sector and its professional judgment, Cowen selected an implied reference multiple range. The following table presents the implied value per Share based on the selected multiple range and using the Company’s probability-weighted forecasted worldwide peak revenue provided by the Company’s management as part of the Management Projections, in each case compared to the closing price per Share on January 3, 2018 of €0.999 and the Price Per Share of €1.78.

	Reference Multiple Range	Implied Price Per Share
Enterprise Value / Projected Peak Revenue	0.6x - 1.2x	€0.81 - €1.68

Although the Selected Transactions were used for comparison purposes, none of those transactions is directly comparable to the Offers, and none of the target companies in those transactions is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the target companies involved and other factors that could affect the acquisition value of such companies or the Company to which they are being compared.

Discounted Cash Flow Analysis

Cowen estimated a range of values for the Shares based upon the discounted present value of the Company’s projected unlevered free cash flow for calendar years 2018 through 2036 provided by the Company’s management as part of the Management Projections. This analysis was based upon certain assumptions provided by, projections supplied by and discussions held with the management of the Company, including that the Company would issue a $75 million gross proceed follow-on offering of Shares in calendar year 2018, with assumed underwriter discounts and commissions of 6% and an assumed price to the public ranging from €0.85 to €0.95 per Share, representing a discount of 5% to 15% to the closing price per Share on January 3, 2018 of €0.999. In performing this analysis, Cowen utilized discount rates ranging from 13.5% to 15.5%, which were selected based on the estimated weighted average cost of capital of the Company.

Utilizing this methodology, the implied value per Share ranged from €1.26 to €1.53, compared to the closing price per Share on January 3, 2018 of €0.999 and the Price Per Share of €1.78.

The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the Board of Directors, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the Board of Directors in making its decision to enter into the Offer and Support Agreement and should not be considered as determinative of such decision.

On November 17, 2017 Cowen was engaged by the Company to act as its financial advisor in connection with the Offers and to render an opinion to the Board of Directors because Cowen is an internationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Cowen and its affiliates may actively trade or hold the securities of the Company for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of its opinion, Cowen has served as a joint book-running managing underwriter to the Company and has received fees for the rendering of such services, and has not received any fees for financial advisory or financing services from the Offeror or any other party to the Offers. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company or the Offeror and may receive fees for the rendering of such services. The issuance of Cowen’s opinion was approved by Cowen’s Fairness Opinion Review Committee.

Pursuant to the engagement letter between Cowen and the Company, Cowen will be entitled to receive a transaction fee, based upon a percentage of the transaction value implied by the Price Per Share of €1.78, of up to approximately $2.5 million (which includes a fee of up to approximately $0.3 million payable at the discretion of the Company, and which fees will be reduced on a pro rata basis if less than all of the voting securities of the Company are acquired by the Offeror in the Offers), $250,000 of which became payable upon Cowen rendering its opinion and the balance of which is contingent upon the consummation of the Offers. No portion of the opinion fee was contingent on the conclusion expressed in Cowen’s opinion. Cowen was engaged to act as the financial advisor to the Company in connection with a possible acquisition of control of the Company by the Offeror pursuant to a written agreement with the Offeror, and also in connection with the acquisition of control of the Company by a third party as a result of a competitive takeover bid process initiated following the Company’s entry into a written agreement with the Offeror (in which event Cowen will be entitled to receive a transaction fee, based upon a percentage of the transaction value in such transaction with a third party). Additionally, the Company has agreed to reimburse Cowen for certain of its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen were negotiated at arm’s length between the Company and Cowen, and the Board of Directors was aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the consummation of the Offers.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

The Company has retained Cowen as its financial advisor in connection with the Offers. Information pertaining to the retention of Cowen by the Company is set forth in “Item 4. The Solicitation or Recommendation—(d) Opinion of the Company’s Financial Advisor”.

Item 6. Interest in Securities of the Subject Company.

No transactions in Securities have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, including the information incorporated by reference herein, the Company is not engaged in any negotiations in response to the Offers that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts entered into in response to the Offers that relate to one or more of the matters referred to in the above paragraph.

Item 8. Additional Information.

(a) Regulatory Approvals.

U.S. Antitrust. Under the HSR Act, certain acquisition transactions may not be consummated unless specified information and documentary material (“Premerger Notification and Report Forms”) have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The purchase of the Securities pursuant to the Offers was subject to such requirements.

Pursuant to the requirements of the HSR Act, the Company filed a Premerger Notification and Report Form with respect to the Offers with the Antitrust Division and the FTC on February 8, 2018. The waiting period applicable to the purchase of Securities pursuant to the Offers expired at 11:59 p.m., New York City time, on February 23, 2018. As a result of the waiting period having expired, the Condition related to the U.S. antitrust clearance under the HSR Act has been satisfied and the are no other obligations under the HSR Act.

(b) Offeror’s Intentions Following Completion of the Bid.

The information set forth in this Item 8(b) is based on information contained in the Schedule TO and does not purport to be a complete summary of the information contained therein.

If, following the expiration of the Initial Acceptance Period or any prior Subsequent Offering Period, as applicable, the Offeror (i) holds, as a result of the Offers, at least 95% of the outstanding Shares (including

Shares represented by ADSs) and (ii) acquired at least 90% of the Shares that are the subject of the Offers, the Offeror will, in accordance with Belgian law, and is required under the Offer and Support Agreement to, proceed with the Squeeze-Out. During the Squeeze-Out Period, holders of Shares or ADSs would be able to tender Shares and ADSs not previously tendered into the U.S. Offer prior to the expiration of the Initial Acceptance Period or any Subsequent Offering Period, under the same conditions as in such previous periods and at the Offer Price.

Under Belgian law, the Squeeze-Out must be commenced within three (3) months following the expiration of the Initial Acceptance Period or any prior Subsequent Offering Period, as applicable, and must remain open for at least fifteen (15) Business Days. However, it is expected that, if the thresholds for a Squeeze-Out are met under applicable Belgian law, the Offeror will commence a Squeeze-Out Period immediately following the publication of the results of the Initial Acceptance Period or prior Subsequent Offering Period, as applicable. If the Squeeze-Out could be undertaken following the Initial Acceptance Period, the Offeror will commence the Squeeze-Out Period in accordance with the timing of the Second Acceptance Period, as described above, in which case the Squeeze-Out Period would satisfy the requirements of the Second Acceptance Period. The Squeeze-Out Period would not be an extension of the U.S. Offer pursuant to the U.S. Offer to Purchase. The Squeeze-Out Period would be an additional period of time during which U.S. Holders would be able to tender Shares and holders of ADSs, wherever located, would be able to tender ADSs not previously tendered into the U.S. Offer during the Initial Acceptance Period or any Subsequent Offering Period. Takeda intends to publish the results of the Squeeze-Out Period within five (5) Business Days following the expiration of the Squeeze-Out Period. The publication with the results of the Squeeze-Out Period is subject to the FSMA’s prior approval. U.S. Holders of Shares and holders of ADSs, wherever located, tendering their securities during the Squeeze-Out Period will have withdrawal rights during the Squeeze-Out Period with respect to such tendered securities. The Offeror shall pay for Shares and ADSs that were validly tendered and not withdrawn during the Squeeze-Out Period within ten (10) Business Days following the publication of the results of the Squeeze-Out Period, in accordance with Belgian law. Pursuant to Belgian law, at the conclusion of the Squeeze-Out, any Shares (including Shares represented by ADSs) not tendered in the U.S. Offer shall be deemed transferred to the Offeror by operation of Belgian law for the Offer Price. The funds necessary to pay for such untendered Shares will be deposited by the U.S. Share Tender Agent with the Bank for Official Deposits (Deposito- en Consignatiekas / Caisse des dépôts et consignations) in favor of the holders of Shares (including Shares represented by ADSs) who did not previously tender into the Squeeze-Out. Any Shares not tendered during the Squeeze-Out Period (including Shares withdrawn and not properly re-tendered) will nonetheless be transferred to the Offeror by operation of Belgian law at the expiration of the Squeeze-Out Period.

If, following the expiration of the Initial Acceptance Period or any prior Subsequent Offering Period, the Offeror (i) holds, as a result of the Offers, at least 95% of the outstanding Shares (including Shares represented by ADSs) and (ii) acquired at least 90% of the Shares (including Shares represented by ADSs) that are the subject of the Offers, any holder of Shares (including Shares represented by ADSs) who has not tendered such Shares (including Shares represented by ADSs) can obligate the Offeror to acquire such Shares (including Shares represented by ADSs) at the Offer Price (the Sell-Out). A holder of Shares (including Shares represented by ADSs) can exercise its Sell-Out right by requesting payment from the Offeror for such Shares (including Shares represented by ADSs) within three (3) months of the last to expire of the Initial Expiration Date or any Subsequent Offering Period, as applicable, by registered mail with acknowledgment of receipt. If a holder of Shares (including Shares represented by ADSs) exercises its Sell-Out right, the Offeror shall inform the FSMA of such request, the purchases the Offeror makes as a result of the Sell-Out and the price it pays for such purchases.

However, pursuant to the terms of the Offer and Support Agreement, if the Offeror (i) holds, as a result of the Offers, at least 95% of the outstanding Shares (including Shares represented by ADSs) and (ii) acquired at least 90% of the Shares (including Shares represented by ADSs) that are the subject of the Offers, the Offeror is required to proceed with the Squeeze-Out, rendering the Sell-Out unnecessary.

As of the date hereof, Takeda has not identified opportunities to alter or restructure the business operations of the Company following Completion of the Bid. In the short run, Takeda intends to continue, and not alter or restructure the current business operations of the Company. It will be up to the Board of Directors to re-examine the Company’s strategic orientations in consultation with management, particularly in light of possible synergies with Takeda, the general economic situation of the business operations of the Company and its strategic position, and other factors it deems appropriate. Takeda expects that the Company’s activities and business operations will be integrated within Takeda’s organization as far as legally possible and that the Company and Takeda will jointly develop an integration plan.

Pursuant to the Offer and Support Agreement, the Company has undertaken that it will, following consummation of the Offers, use reasonable best efforts to procure that:

•	the members of the Board of Directors and the members of the executive management will remain in function at least until its next general shareholders’ meeting;

•	the Board of Directors will, in case of any vacancy, appoint a director upon the proposal of Takeda, subject to compliance with applicable law; and

•	the Board of Directors will convene a general shareholders’ meeting as soon as possible to deliberate and decide on the appointment of one or more additional directors upon the proposal of Takeda, subject to compliance with applicable law.

Following consummation of the Offers, Takeda intends to effect the delisting of (i) the Shares from Euronext Brussels, and (ii) the ADSs from the Nasdaq Global Select Market, each in accordance with the applicable law. In addition, it is expected that the Company will no longer be required to file reports pursuant to the Exchange Act and the ADS facility will be terminated.

The Offeror’s intentions and the effects of the Offers are more fully described in “Section 8. Certain Effects of the Offers” and “Section 13. Purpose of the Offers; Plans for TiGenix” of the U.S. Offer to Purchase.

(c) Annual and Current Reports.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 16, 2018, which is incorporated by reference herein.

(d) Certain Projected Financial Information.

The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations. However, in late 2017, at the direction of the Board of Directors and to assist the Board of Directors in its consideration of a potential acquisition of the Company, the Company management started the production of the Management Projections for the years ended December 31, 2018 through 2036. The Management Projections were provided to and approved by the Board of Directors in connection with its meeting on January 3, 2018. The Company management also provided the Management Projections to Cowen for Cowen’s use and reliance in connection with its financial analyses and opinion described under the heading “Item 4. The Solicitation or Recommendation—(d) Opinion of the Company’s Financial Advisor”.

The Company management prepared the Management Projections based on assumptions it believed to be reasonable at the time, including assumptions relating to regulatory and commercial milestones (including receipt of marketing authorization from the European Commission for the Company’s product Cx601), patent and licensing protection, utilization of net operating losses, the probability of commercial launch and regulatory success of its product development candidates, market size, competition, pricing, sales, royalties, contractual relationships, effective tax rate and utilization of net operating losses and other relevant factors relating to the Company’s long-range operating plan, as well as how certain of these assumptions may change over time. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Management Projections. In particular, the Management Projections also reflect a number of additional proprietary assumptions as well as how certain of these assumptions may change over time.

The following table summarizes the Management Projections, adjusted by the Company management to reflect the likelihood of clinical success and regulatory approval of the Company’s product Cx601, based on industry statistics regarding the success rate of similar product candidates at a similar development stage in obtaining regulatory approvals:

	For the year ended December 31,
	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E
	(in millions of euros)(1)
Total Income(2)	18	7	13	14	39	140	260	390	368	382	385	389	389	389	327	272	212	147	77
Operating Income(3)	-32	-40	-11	-13	-12	77	163	260	249	258	259	261	258	255	211	172	130	85	38
Taxes	—	—	—	—	—	-7	-25	-43	-41	-43	-44	-44	-45	-46	-39	-32	-25	-17	-9
NOPLAT(4)	-32	-40	-11	-13	-12	70	138	216	207	215	215	216	213	210	173	140	106	68	29
Depreciation & Amortization	5	4	4	4	4	4	4	4	4	4	4	4	4	4	4	5	5	5	5
Capital Expenditures	2	2	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Change in Working Capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Free Cash Flow(5)	-30	-37	-6	-9	-8	74	142	220	211	219	220	220	217	214	177	144	110	73	34

(1)	All figures are rounded to nearest million.
(2)	Total Income is presented on a probability-weighted basis to reflect a 75% risk adjustment for Cx601 in the U.S. and a 100% risk adjustment for Cx601 in Europe, which, as described above, reflects the likelihood of clinical success and regulatory approval of the Company’s product Cx601, based on industry statistics regarding the success rate of similar product candidates at a similar development stage in obtaining regulatory approvals. The Company management determined that industry statistics regarding the likelihood of clinical success and regulatory approval of similar products at a similar development stage were appropriate assumptions to use.
(3)	Operating Income, as presented above, may be considered a non-IFRS financial measure. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.
(4)	NOPLAT, or Net Operating Profit Less Adjusted Taxes, may be considered a non-IFRS financial measure. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.
(5)	Free Cash Flow, as presented above, may be considered a non-IFRS financial measure. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Free Cash Flow is calculated as NOPLAT, plus depreciation and amortization, less capital expenditures and changes in net working capital.

Prior to the application of any adjustment by the Company management for likelihood of clinical success and regulatory approval of the Company’s product Cx601, the income estimates were as follows:

	For the year ended December 31,
	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E
	(in millions of euros)(1)
Cx601 US:
Net sales	—	—	—	—	25	128	299	467	437	456	463	472	481	491	417	353	279	196	103
Cx601 Europe:
Net royalties	2	5	9	14	20	28	36	40	40	40	38	35	28	21	14	7	3	0	—
Milestones	16	2	4	—	—	17	—	—	—	—	—	—	—	—	—	—	—	—	—
Grants	0	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total Income(2)	18	7	13	14	46	172	334	507	478	496	501	507	509	511	431	360	282	196	103

(1)	All figures are rounded to nearest million.
(2)	Total Income is presented on a non-probability-weighted basis, which, as described above, assumed the clinical success and regulatory approval of the Company’s product Cx601 based on the Company’s proposed timeline. Total Income comprises sales, royalties, milestones and grants that are projected to be received by the Company.

The summary of the Management Projections is included in this Statement solely to give holders of Securities access to certain financial projections that were made available to the Board of Directors and Cowen, and is not being included in this Statement to influence any holder of Securities’ decision whether to tender Securities pursuant to the Offers or for any other purpose. The Management Projections were generated solely for internal use and were not developed with a view toward public disclosure, published guidelines of the SEC regarding forward-looking statements or International Financial Reporting Standards (“IFRS”). The Management Projections are forward-looking statements.

No independent registered public accounting firm provided any assistance in preparing or reviewing the Management Projections. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Management Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Management Projections.

By including the Management Projections in this Statement, neither the Company nor any of its representatives has made or makes any representation to any person regarding the information included in the Management Projections or the ultimate performance of the Company, the Offeror or any of their affiliates compared to the information contained in the Management Projections. The Management Projections were not provided to the Offeror or its financial advisor during the negotiation of the Offer and Support Agreement and the Company has made no representation to the Offeror, in the Offer and Support Agreement or otherwise, concerning the Management Projections or any other projected financial information, although, as part of the Offeror’s due diligence investigation, the Company made available to the Offeror the Company’s product development cost budgets, which are reflected in the Management Projections.

The assumptions and estimates underlying the Management Projections, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Management Projections, whether or not the Offers are completed. Neither the Company nor any of its affiliates or representatives assumes any responsibility to the holders of Securities for the accuracy of this information.

In particular, the Management Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Management Projections cover multiple years, by their nature, they becomes less predictive with each successive year and are unlikely to anticipate each circumstance that will have an effect on the commercial value of the Company’s product candidates, including Cx601. Important factors that may affect actual results in the Management Projections not being achieved include, but are not limited to, the ability to obtain regulatory approval of the Company’s products and product candidates, the timing of the regulatory approval and launch of the Company’s product candidates, patent and licensing protection, market uptake, performance of third parties and the ability to effect license agreements on the terms assumed in the projections, the impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and the other risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 16, 2018. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of drug products and product development candidates is, in particular, a highly speculative endeavor.

The Management Projections were developed by management on a stand-alone basis without giving effect to the Offers, and therefore the Management Projections do not give effect to the Offers, or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offers, including any cost synergies realized as a result of the Offers, or to any costs incurred in connection with the Offers.

The Management Projections summarized in this section were prepared during the period described above and have not been updated to reflect any further changes. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Management Projections to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, readers of this Statement are cautioned not to place undue reliance on the Management Projections.

(f) Forward-looking Statements.

This solicitation/recommendation statement may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates and statements regarding the Management Projections and the expected consummation of the Offers, which involves a number of risks and uncertainties, including the satisfaction of the Conditions, the possibility that the transaction will not be completed, the impact of general economic, industry, market or political conditions, and the other risks and uncertainties discussed in TiGenix’s public filings with the SEC, including the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 16, 2018, as well as the U.S. Offer to Purchase and other tender offer documents filed by the Offeror. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond TiGenix’s control. Therefore, actual results, the financial condition, performance, timing or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this solicitation/recommendation statement. The Offeror and TiGenix disclaim any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in TiGenix’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	U.S. Offer to Purchase dated April 30, 2018 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO filed by the Offeror on April 30, 2018).

(a)(1)(B)	Form of Share Acceptance Letter (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO filed by the Offeror on April 30, 2018).

(a)(1)(C)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9) (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO filed by the Offeror on April 30, 2018).

(a)(1)(D)	Form of Share Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO filed by the Offeror on April 30, 2018).

(a)(1)(E)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO filed by the Offeror on April 30, 2018).

Exhibit No.	Description

(a)(1)(F)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO filed by the Offeror on April 30, 2018).

(a)(1)(G)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(vii) of the Schedule TO filed by the Offeror on April 30, 2018).

(a)(1)(H)	Summary Advertisement as published in the New York Times, dated April 30, 2018 (incorporated by reference to Exhibit (a)(1)(viii) of the Schedule TO filed by the Offeror on April 30, 2018).

(a)(1)(I)	Press Release issued by the Offeror on January 5, 2018 (incorporated by reference to Exhibit 99.1 of the Schedule TO (Film No. 18512042) filed by the Offeror on January 5, 2018).

(a)(1)(J)	Press Release issued by the Offeror on January 5, 2018 (incorporated by reference to Exhibit 99.2 of the Schedule TO (Film No. 18512042) filed by the Offeror on January 5, 2018).

(a)(1)(K)	Social media content issued by the Offeror on January 5, 2018 (incorporated by reference to Exhibit 99.3 of the Schedule TO (Film No. 18512042) filed by the Offeror on January 5, 2018).

(a)(1)(L)	Email from the Chief Executive Officer of the Company to Employees of the Company, dated January 5, 2018 (incorporated by reference to Exhibit 99.1 of the Schedule 14D-9 filed by the Company on January 5, 2018).

(a)(1)(M)	Frequently Asked Questions (FAQs) for Employees of the Company, dated January 5, 2018 (incorporated by reference to Exhibit 99.2 of the Schedule 14D-9 filed by the Company on January 5, 2018).

(a)(1)(N)	Social media content issued by the Offeror on January 5, 2018 (incorporated by reference to Exhibits 99.1, 99.2 and 99.3 of the Schedule TO (Film No. 18513650) filed by the Offeror on January 5, 2018).

(a)(1)(O)	Excerpts from presentation at 36th Annual J.P. Morgan Healthcare Conference, dated January 8, 2018 (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by the Offeror on January 9, 2018).

(a)(1)(P)	Q&A in respect of Offeror’s intention to acquire the Company, dated January 12, 2018 (incorporated by reference to Exhibit 99.1 of the Schedule 14D-9 filed by the Company on January 12, 2018).

(a)(1)(Q)	Excerpts from transcript of presentation at 36th Annual J.P. Morgan Healthcare Conference, dated January 8, 2018 (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by the Offeror on January 26, 2018).

(a)(1)(R)	Excerpts from presentation accompanying Q3 Earnings Conference Call, dated February 1, 2018, available on the Offeror’s external website (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by the Offeror on February 1, 2018).

(a)(1)(S)	Excerpts from transcript of Q3 Earnings Conference Call, dated February 1, 2018, audio available on the Offeror’s external website (incorporated by reference to Exhibit 99.2 of the Schedule TO filed by the Offeror on February 1, 2018).

(a)(1)(T)	Excerpts from the Offeror’s filed Q3 financial statements, available on the Offeror’s external website (incorporated by reference to Exhibit 99.3 of the Schedule TO filed by the Offeror on February 1, 2018).

(a)(1)(U)	Transcript of video message to TiGenix employees (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by the Offeror on February 13, 2018).

Exhibit No.	Description

(a)(1)(V)	Free translation of the notice published by the FSMA on February 15, 2018 (incorporated by reference to the current report under cover of the Form 6-K (Film No. 18618524) filed by the Company on February 15, 2018).

(a)(1)(W)	Q&A in respect of Offeror’s intention to acquire the Company, dated February 16, 2018 (incorporated by reference to Exhibit 99.1 of the Schedule 14D-9 filed by the Company on February 16, 2018).

(a)(1)(X)	Joint Press Release issued by the Offeror and the Company on March 23, 2018 (incorporated by reference to the current report under cover of the Form 6-K filed by the Company on March 23, 2018).

(a)(1)(Y)	Press Release issued by the Company on April 12, 2018 (incorporated by reference to the current report under cover of the Form 6-K (Film No. 18751098) filed by the Company on April 12, 2018).

(a)(1)(Z)	Press Release issued by the Offeror on April 25, 2018 (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by the Offeror on April 25, 2018).

(a)(1)(AA)	Q&A in respect of Offeror’s intention to acquire the Company, dated April 25, 2018 (incorporated by reference to Exhibit 99.1 of the Schedule 14D-9 filed by the Company on April 25, 2018).

(a)(1)(AB)	Press Release issued by the Company on April 27, 2018 (incorporated by reference to the current report under cover of the Form 6-K (Film No. 18780853) filed by the Company on April 27, 2018).

(a)(1)(AC)*	Opinion of Cowen and Company, LLC, dated January 4, 2018 (included as Annex A to this Statement).

(e)(1)	Offer and Support Agreement, dated as of January 5, 2018, among the Offeror and the Company (incorporated by reference to Exhibit 4.23 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed by the Company on April 16, 2018).

(e)(2)	Letter of Interest, dated November 10, 2017 (incorporated by reference to Exhibit (d)(4) of the Schedule TO filed by the Offeror on April 30, 2018).

(e)(3)	Original Confidentiality Agreement, dated as of June 30, 2017, between TiGenix SAU (an affiliate of the Company) and Takeda Pharmaceuticals International AG (an affiliate of the Offeror) as amended by the First Addendum to the Original Confidentiality Agreement, dated as of November 17, 2017, among the Company, TiGenix SAU (an affiliate of the Company), the Offeror and Takeda Pharmaceuticals International AG (an affiliate of the Offeror) (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by the Offeror on April 30, 2018).

(e)(4)	Second Addendum to the Original Confidentiality Agreement, dated as of February 14, 2018, among the Company, TiGenix SAU (an affiliate of the Company), the Offeror and Takeda Pharmaceuticals International AG (an affiliate of the Offeror) (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by the Offeror on April 30, 2018).

(e)(5)	Form of Directors’ and CFO’s Irrevocable Undertakings by and among the Offeror and each of Eduardo Bravo and Claudia D’Augusta (incorporated by reference to Exhibit (d)(7) of the Schedule TO filed by the Offeror on April 30, 2018).

(e)(6)	Form of Directors’ and CFO’s Irrevocable Undertakings by and among the Offeror and each of Greig Biotechnology Global Consulting, Inc., Innoste SA, Willy Duron and June Almenoff (incorporated by reference to Exhibit (d)(8) of the Schedule TO filed by the Offeror on April 30, 2018).

(e)(7)	Shareholders’ Irrevocable Undertakings (incorporated by reference to Exhibit (d)(6) of the Schedule TO filed by the Offeror on April 30, 2018).

Exhibit No.	Description

(e)(8)	Licensing Agreement, dated July 4, 2016, between the Licensor and the Licensee (incorporated by reference to Exhibit 10.22 of the Amendment No. 3 to the Registration Statement on Form F-1 (333-208693) filed by the Company on July 6, 2016).

(e)(9)	Warrants Plan 2012 (English translation) (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 (333-208693) filed by the Company on December 22, 2015)

(e)(10)	Second Warrants Plan 2013 (English translation) (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form F-1 (333-208693) filed by the Company on December 22, 2015)

(e)(11)	Warrants Plan 2015 (English translation) (incorporated by reference to Exhibit 10.21 of the Amendment No. 1 to the Registration Statement on Form F-1 (333-208693) filed by the Company on February 3, 2016)

(e)(12)	Warrants Plan 2017 (English translation) (incorporated by reference to Exhibit 4.25 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed by the Company on April 16, 2018)

(g)	Not applicable.

Annex A*	Opinion of Cowen and Company, LLC, dated January 4, 2018.

*	Included with this Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIGENIX

By:	/s/ Eduardo Bravo
	Name:	Eduardo Bravo
	Title:	Chief Executive Officer

Dated: April 30, 2018

Annex A

January 4, 2018

Board of Directors

TiGenix NV

Romeinse straat 12 box 2

3001 Leuven

Belgium

Members of the Board:

In your capacity as members of the Board of Directors (the “Board of Directors”) of TiGenix NV (the “Company”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to the holders of the Ordinary Shares (as defined below), other than Acquirer (as defined below) and its affiliates, of the Consideration (as defined below) to be received by such holders pursuant to the terms of that certain Offer and Support Agreement (the “Agreement”), by and between Takeda Pharmaceutical Company Limited (“Acquirer”) and the Company.

As more specifically set forth in the Agreement, and subject to the terms and conditions set forth in the Agreement, Acquirer will commence a tender offer (the “Transaction”) to purchase any and all of the outstanding ordinary shares of the Company, no nominal value per share (the “Ordinary Shares”), at a price of €1.78 per Ordinary Share in cash (the “Consideration”).

Cowen and Company, LLC (“we” or “Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company and Acquirer and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as exclusive financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this Opinion, Cowen has served as a joint book-running managing underwriter to the Company and has received fees for the rendering of such services and has not received any fees for financial advisory or financing services from Acquirer or any other party to the Transaction. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company and Acquirer and may receive fees for the rendering of such services.

Cowen and Company, LLC

1 Maritime Plaza, 9th Floor

San Francisco, CA 94111

T 415 646 7200

www.cowen.com

A-1

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	a draft of the Agreement dated January 4, 2018;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by the management of the Company;

•	certain internal financial analyses, probability-weighted financial forecasts, reports and other information concerning the Company prepared by the management of the Company (the “Company Forecasts”);

•	discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

•	certain projected operating results of the Company as compared to publicly available projected operating results of certain publicly traded companies we deemed relevant;

•	the reported price and trading history of the Ordinary Shares as compared to the reported price and trading histories of certain publicly traded companies we deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verification, the assessment of the management of the Company as to (i) the potential impact on the Company of market and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the biotechnology, life sciences and pharmaceutical sectors in which the Company operates, (ii) the Company’s existing and future products and product candidates, including the viability of, and risks associated with, such products and product candidates, (iii) the probabilities of successful commercialization of, and projected worldwide sales attributable to, such products and product candidates (including, without limitation, the timing and probabilities of successful development, testing, manufacturing and marketing thereof; approval thereof by relevant governmental authorities; product-related sales prices and market discounts, annual sales price increases and volumes with respect thereto; the validity and life of patents with respect thereto; and the potential impact of branded and generic competition thereon) and (iv) the size and timing of future financing needs of the Company. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the Company’s representation that all information provided to us by the Company is accurate and complete in all material respects. We have, with your consent, assumed that the Company Forecasts were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and such Company Forecasts provide a reasonable basis for our Opinion. We express no opinion as to the Company Forecasts or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.

A-2

We assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company or Acquirer under any laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Agreement or the Transaction, as to which we have assumed that the Company and the Board of Directors of the Company have received such advice from legal, tax and accounting advisors as each has determined appropriate. In issuing this Opinion, we did not act as an independent expert within the meaning of articles 20 to 23 of the Belgian Royal Decree on Public Takeover Bids. Our Opinion addresses only the fairness of the Consideration, from a financial point of view, to the holders of the Ordinary Shares, other than Acquirer and its affiliates. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by any governmental authority or any regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the International Accounting Standards Board, the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar regulatory body or board. In our analyses and Opinion, we have utilized a publicly available Euro to U.S. Dollar exchange rate, and we have assumed that such exchange rate is reasonable to utilize for purposes of our analyses and that any currency or exchange rate fluctuations will not be material in any respect to our analyses or Opinion. We have not assessed or considered, for purposes of our analyses or Opinion, foreign currency exchange risks associated with the Transaction.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with applicable law.

It is understood that our Opinion is intended for the benefit and use of the Board of Directors of the Company in its consideration of the financial terms of the Transaction. Our Opinion should not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in disclosure documents relating to the Transaction which the Company is required to file under the Securities Exchange Act of 1934, as amended, or under the Belgian Law on Public Takeover Bids and the Belgian Royal Decree on Public Takeover Bids. Our Opinion does not constitute a recommendation to any stockholder of the Company or any other person as to whether such person should tender his or her Ordinary Shares in the Transaction or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our Opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company.

A-3

Additionally, we have not been authorized or requested to, and did not, solicit alternative offers for the Company or its assets, nor have we investigated any other alternative transactions that may be available to the Company. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company, (ii) the fairness of the Transaction or any consideration paid to the holders of any other class of securities, creditors or other constituencies of the Company, or (iii) whether Acquirer has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Consideration.

This Opinion was reviewed and approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Ordinary Shares in the Transaction is fair, from a financial point of view, to such holders (other than Acquirer and its affiliates).

Very truly yours,

/s/ Cowen and Company, LLC

A-4